UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
25 July 2024
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No.
333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group)
for the six months ended 30 June 2024.
Statutory basis: Statutory information is set out on pages 4 to 8. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.
Underlying basis: In addition to the statutory basis of presentation, the results are also presented on an underlying basis. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the
Group’s results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax as a measure of performance and believes that it provides important information for investors because it allows for a comparable representation of the Group’s performance by removing the impact of certain items including volatility caused by market movements outside the control of management.
The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance:
•Restructuring costs relating to merger, acquisition and integration activities
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the Insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
•Losses from insurance and participating investment contract modifications relating to the enhancement to the
Group’s longstanding and workplace pension business through the addition of a drawdown feature
Unless otherwise stated, income statement commentaries throughout this document compare the six months ended
30 June 2024 to the six months ended 30 June 2023, and the balance sheet analysis compares the Group balance sheet as at 30 June 2024 to the Group balance sheet as at 31 December 2023.

Page 1 of 83
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the
Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’,
‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’,
‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to:
projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-
weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the
Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results
(including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand;
exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required;
changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks;
technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission
(the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds
Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated results for the half-year ended 30 June 2024 and is being incorporated by reference into the Registration
Statement with File No. 333-265452.

Page 2 of 83
SUMMARY OF RESULTS

Statutory basis results (IFRS)	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change since 30 Jun 2023%	Half-year to 31 Dec 2023 £m

Total income, after net finance expense in respect of insurance and investment contracts	8,876	9,306	(5)	9,323
Operating expenses	(5,452)	(4,774)	(14)	(6,049)
Impairment (charge) credit	(100)	(662)	85	359
Profit before tax	3,324	3,870	(14)	3,633
Profit attributable to ordinary shareholders	2,145	2,572	(17)	2,361

Basic earnings per share	3.4p	3.9p	(0.5)p	3.7p
Dividends per share – ordinary	1.06p	0.92p	15	1.84p

Underlying basis (page 9)
Underlying profit before tax (Underlying profit)[1]	3,497	4,041	(13)	3,768

Capital and balance sheet (statutory basis)	At 30 Jun 2024 £bn	At 31 Dec 2023 £bn	Change since 31 Dec 2023%

Loans and advances to customers	452.4	449.7	1
Customer deposits	474.7	471.4	1
Loan to deposit ratio	95%	95%

Risk-weighted assets	222.0	219.1	1

Common equity tier 1 ratio	14.1%	14.6%	(0.5)pp
Tier 1 capital ratio	16.3%	17.2%	(0.9)pp
Total capital ratio	18.7%	19.8%	(1.1)pp
1Underlying profit is a non-GAAP measure, see reconciliation to statutory profit before tax on page 9.

Page 3 of 83
STATUTORY INFORMATION (IFRS)
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Interest income	15,435	13,048	15,003
Interest expense	(9,389)	(6,250)	(8,503)
Net interest income	6,046	6,798	6,500
Fee and commission income	1,458	1,426	1,500
Fee and commission expense	(568)	(539)	(556)
Net fee and commission income	890	887	944
Net trading income	10,758	6,161	11,888
Insurance revenue	1,650	1,450	1,558
Insurance service expense	(1,339)	(1,238)	(1,176)
Net (expense) income from reinsurance contracts held	(23)	11	(9)
Insurance service result	288	223	373
Other operating income	907	826	805
Other income	12,843	8,097	14,010
Total income	18,889	14,895	20,510
Net finance expense from insurance, participating investment and reinsurance contracts	(6,477)	(3,769)	(7,915)
Movement in third party interests in consolidated funds	(802)	(332)	(777)
Change in non-participating investment contracts	(2,734)	(1,488)	(2,495)
Net finance expense in respect of insurance and investment contracts	(10,013)	(5,589)	(11,187)
Total income, after net finance expense in respect of insurance and investment contracts	8,876	9,306	9,323
Operating expenses	(5,452)	(4,774)	(6,049)
Impairment (charge) credit	(100)	(662)	359
Profit before tax	3,324	3,870	3,633
Tax expense	(880)	(1,006)	(979)
Profit for the period	2,444	2,864	2,654

Profit attributable to ordinary shareholders	2,145	2,572	2,361
Profit attributable to other equity holders	269	255	272
Profit attributable to equity holders	2,414	2,827	2,633
Profit attributable to non-controlling interests	30	37	21
Profit for the period	2,444	2,864	2,654

Page 4 of 83
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks	66,808	78,110
Financial assets at fair value through profit or loss	209,139	203,318
Derivative financial instruments	18,983	22,356
Loans and advances to banks	8,454	10,764
Loans and advances to customers	452,408	449,745
Reverse repurchase agreements	49,404	38,771
Debt securities	15,432	15,355
Financial assets at amortised cost	525,698	514,635
Financial assets at fair value through other comprehensive income	27,847	27,592
Other assets	44,452	35,442
Total assets	892,927	881,453

Liabilities
Deposits from banks	5,584	6,153
Customer deposits	474,693	471,396
Repurchase agreements at amortised cost	37,914	37,703
Financial liabilities at fair value through profit or loss	27,056	24,914
Derivative financial instruments	16,647	20,149
Debt securities in issue at amortised cost	74,760	75,592
Liabilities arising from insurance and investment contracts	173,287	165,101
Other liabilities	27,421	22,827
Subordinated liabilities	10,448	10,253
Total liabilities	847,810	834,088

Ordinary shareholders’ equity	38,959	40,224
Other equity instruments	5,932	6,940
Non-controlling interests	226	201
Total equity	45,117	47,365
Total equity and liabilities	892,927	881,453

Page 5 of 83
FINANCIAL REVIEW
Income statement
The Group’s profit before tax for the first half of 2024 was £3,324 million, 14 per cent lower than the same period in 2023.
This was due to lower net interest income and higher operating expenses, partly offset by a lower impairment charge.
Profit after tax was £2,444 million and earnings per share was 3.4 pence (half-year to 30 June 2023: £2,864 million and
3.9 pence respectively).
Total income, after net finance expense in respect of insurance and investment contracts for the period was
£8,876 million, a decrease of 5 per cent on the same period in 2023, primarily reflecting lower net interest income. Net interest income of £6,046 million was down 11 per cent compared to the first half of 2023, driven by lower margins. The lower margin reflects anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as it refinances in the higher rate environment. Average interest-earning banking assets in the first half of 2024 were slightly lower compared to the first half of 2023. This was due to a modest reduction in the mortgage book and a reduction in Commercial Banking lending, including continued repayments of government-backed lending in Small and Medium Businesses.
Other income amounted to £12,843 million in the half-year to 30 June 2024, compared to £8,097 million in the same period in 2023. Within other income, net trading income from the Group’s insurance activities was £9,820 million in the period compared to £5,464 million for the half-year 30 June 2023, an increase of £4,356 million largely reflecting stronger equity market performance. Outside of the insurance business, there was improved UK Motor Finance performance, including growth following the acquisition of Tusker in the first half of 2023 and an increase in average rental value and continued Commercial Banking growth. The overall movement in other income was broadly offset by the £4,424 million increase in net finance expense in respect of insurance and investment contracts.
Total operating expenses of £5,452 million were 14 per cent higher than in the prior year. This reflects higher operating lease depreciation, due to fleet size growth, the depreciation of higher value vehicles and declines in used car prices
(particularly electric vehicles), alongside higher planned strategic investment, elevated severance charges and continued
inflationary pressure. It also includes c.£100 million relating to the UK’s sector-wide change in the approach to the sector-
wide Bank of England supervisory charge levy during the first quarter.
In the first half of 2024 the Group recognised remediation costs of £95 million, largely in relation to pre-existing programmes (half-year to 30 June 2023: £70 million). There have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements. An update from the FCA is currently expected in September.
Impairment was a net charge of £100 million (half-year to 30 June 2023: £662 million). This decrease reflects a larger credit from improvements to the Group’s economic outlook in the period compared to the prior year, notably in the House
Price Index (HPI), and changes in methodology. In addition, the reduction also includes the release of judgemental adjustments for inflation and interest rate risks and stronger performance in UK mortgages resulting in lower charges.
Commercial Banking has benefited from a release from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients. Asset quality remained strong during the half-year with resilient credit performance throughout the period.
The Group recognised a tax expense of £880 million in the period, compared to £1,006 million in the first half of 2023, reflecting decreased profits.

Page 6 of 83
FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £11,474 million, or 1 per cent, higher at £892,927 million at 30 June 2024 compared to
£881,453 million at 31 December 2023. Cash and balances at central banks decreased by £11,302 million to
£66,808 million reflecting a change in the mix of liquidity holdings. Financial assets at amortised cost were
£11,063 million higher at £525,698 million compared to £514,635 million at 31 December 2023 with increases in loans and advances to customers of £2,663 million and reverse repurchase agreements of £10,633 million, partly offset by a
£2,310 million reduction in loans and advances to banks.
Loans and advances to customers of £452,408 million increased by £2.7 billion. This included growth across most Retail product areas, with £0.7 billion growth in UK mortgages (net of the impact of the securitisation of £0.9 billion of legacy mortgages in the second quarter) and £1.3 billion growth in UK Retail unsecured loans, due to balance growth and lower repayments following a securitisation in the fourth quarter of 2023. In Commercial Banking, Small and Medium
Businesses lending decreased by £1.5 billion including repayments of government-backed lending, partly offset by a
£1.0 billion increase in Corporate and Institutional Banking balances through strategic growth.
Financial assets held at fair value through profit or loss increased by £5,821 million overall, with holdings within the insurance business higher by £2,084 million as a result of market gains on equity investments whilst holdings in the banking business were £3,737 million higher due to increased reverse repurchase agreements. Derivative financial instruments were £3,373 million lower at £18,983 million compared to £22,356 million at 31 December 2023, driven by interest rate and currency movements. Other assets were £9,010 million higher, reflecting increased settlement balances and higher reinsurance assets as a result of an agreement entered into between the Group and Rothesay Life plc in relation to the Group’s bulk annuity portfolio ahead of its planned sale in the second half of 2025.
Total liabilities were £13,722 million higher at £847,810 million compared to £834,088 million at 31 December 2023.
Customer deposits stood at £474.7 billion at 30 June 2024, an increase of £3.3 billion in the year to date and £5.5 billion in the second quarter. Retail deposits were up £4.9 billion in the first half with a combined increase of £5.9 billion across
Retail savings and Wealth, driven by inflows to limited withdrawal and fixed products, partly offset by £1.0 billion reduction in current account balances. This was driven by seasonal tax payments and outflows to savings products, including the Group’s own savings offers, partly offset by wage inflation. Commercial Banking deposits reduced by
£1.6 billion in the first half (with £1.9 billion growth in the second quarter). This was driven by managing for value in
Corporate and Institutional Banking, while within Small and Medium Businesses, growth in targeted sectors was partly offset by outflows due to business utilisation.
Financial liabilities at fair value through profit or loss increased by £2,142 million to £27,056 million at 30 June 2024 due to elevated levels of repurchase agreements. Liabilities arising from insurance and investment contracts were also up
£8,186 million to £173,287 million, matching the increase in policyholder investments. These increases were partially offset by a reduction in derivative financial liabilities of £3,502 million and debt securities in issue of £832 million.
Total equity of £45.1 billion at 30 June 2024 decreased from £47.4 billion at 31 December 2023. The movement reflected attributable profit for the period, offset by the dividend paid in May 2024, the redemption of a US Dollar denominated AT1 capital instrument and the impact of the share buyback programme announced in February 2024. At 30 June 2024, the programme had completed £0.9 billion of the buyback, with c.1.8 billion ordinary shares purchased.

Page 7 of 83
FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced to 14.1 per cent at 30 June 2024 (31 December
2023: 14.6 per cent). Banking business profits for the first half of the year and the dividends received from the Group’s
Insurance business in February 2024 and June 2024 were more than offset by the recognition of the full capital impact of the ordinary share buyback programme, the accrual for foreseeable ordinary dividends, the recognition of a foreign exchange translation loss upon the redemption of a US Dollar denominated AT1 capital instrument and an increase in risk-weighted assets.
The Group’s total capital ratio reduced to 18.7 per cent at 30 June 2024 (31 December 2023: 19.8 per cent), reflecting the reduction in CET1 capital, the redemption of the US Dollar AT1 capital instrument, a reduction in Tier 2 capital and the increase in risk-weighted assets. The reduction in Tier 2 capital reflected the impact of interest rates and regulatory amortisation on instruments and a reduction in eligible provisions recognised through Tier 2 capital, partially offset by a new issuance. The MREL ratio reduced to 31.7 per cent at 30 June 2024 (31 December 2023: 31.9 per cent) reflecting the reduction in total capital resources and the increase in risk-weighted assets. This was largely offset by an increase in other eligible liabilities driven by new issuances, net of calls, the exclusion of instruments maturing over the next 12 months and the impact of movements in interest and foreign exchange rates.
Risk-weighted assets increased by £2.9 billion to £222.0 billion at 30 June 2024 (31 December 2023: £219.1 billion). This incorporates the impact of Retail lending growth, offset by optimisation including capital efficient securitisation activity, in addition to other movements.
The Group’s UK leverage ratio reduced to 5.4 per cent (31 December 2023: 5.8 per cent) reflecting both the reduction in the total tier 1 capital position and the increase in the leverage exposure measure following increases across securities financing transactions and other assets (excluding central bank claims).
Dividend and share buyback
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through buybacks or special dividends. The Board has recommended an interim ordinary dividend of
1.06 pence per share, an increase of 15 per cent compared to the first half of 2023, in line with the Board’s commitment to capital returns. The Board intends to pay down to its ongoing capital target of c.13 per cent by the end of 2026.
In February this year, the Board approved an ordinary share buyback programme of up to £2.0 billion to return surplus capital in respect of 2023. This commenced in February 2024 and at 30 June 2024, the programme had completed
£0.9 billion of the buyback, with c.1.8 billion ordinary shares purchased.

Page 8 of 83
UNDERLYING BASIS INFORMATION
SEGMENTAL ANALYSIS OF PROFIT BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Retail	1,875	2,505	1,538
Commercial Banking	1,329	1,417	1,802
Insurance, Pensions and Investments	119	91	99
Other	174	28	329
Underlying profit	3,497	4,041	3,768
The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is on an underlying profit before tax basis. The GEC believes that this represents the underlying performance of the Group. IFRS 8 Operating Segments requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax.
Accordingly, the Group presents its segmental underlying basis profit before tax in note 3 of its financial statements in compliance with IFRS 8 Operating Segments.
The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United
States Securities and Exchange Commission’s Regulation G. Management uses the aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.
GROUP PROFIT RECONCILIATION

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Statutory profit after tax – IFRS basis	2,444	2,864	2,654
Add back:
Tax	880	1,006	979
Statutory profit before tax – IFRS basis	3,324	3,870	3,633
Add back:
Restructuring costs	15	25	129
Volatility and other items
Market volatility and asset sales	65	63	(98)
Amortisation of purchased intangibles	41	35	45
Fair value unwind	52	48	59
	158	146	6
Total adjustments	173	171	135

Underlying profit	3,497	4,041	3,768
Restructuring costs for the first half of 2024 were £15 million (half-year to 30 June 2023: £25 million) and include costs relating to the integration of Embark and Tusker. Volatility and other items were a net loss of £158 million for the first half
(half-year to 30 June 2023: net loss of £146 million). This comprised £65 million negative market volatility (half-year to
30 June 2023: £63 million), £41 million for the amortisation of purchased intangibles (half-year to 30 June 2023:
£35 million) and £52 million relating to fair value unwind (half-year to 30 June 2023: £48 million). Market volatility was substantially driven by longer-term rate rises in the first six months, causing negative insurance volatility, partly offset by positive impacts from banking volatility.

Page 9 of 83
DIVISIONAL RESULTS
Retail
Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships that meet more of its customers’ financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through strategic investment, alongside increased use of data, Retail aims to deepen existing and new consumer relationships and broaden its intermediary offering, to improve customer experience, operational efficiency and increasingly tailor propositions.
Strategic progress
•UK’s largest digital bank with 22.0 million digitally active users, of which 19.4 million actively use the Group’s mobile apps, up 4 per cent in year. Mobile messaging service interactions increased 70 per cent versus prior year
•Introduced dynamic ecosystems within the mobile apps1, bringing together products and services such as savings and investments, mortgages and home insurance into spaces aligned to how customers think about their finances
•Digital capability enhancements, including new eligibility likelihood messaging in ‘Your Credit Score’, the Group’s credit checking tool which now has over 10 million customer registrations, a new mobile journey for customers to transfer in their existing ISAs, and partnering with ApTap to provide a bill management marketplace for mortgage customers
•Scaled up the ‘Lloyds Bank 360’ mass affluent proposition to c.500,000 customers and launched new dedicated remortgage product for these customers; introduced digital investment advice service on customer mobile apps
•Renewed and expanded partnership with Visa, the Group’s preferred scheme partner, to further enhance the debit and credit card businesses. Removed fees on overseas debit card usage for the majority of packaged bank accounts
•Cash Access UK Banking Hub network doubled in size this year, providing continued support to customers in the heart of their communities. Trial of a new banking kiosk format as we continue to innovate on distribution
•Invested in technology business Coadjute, whose goal is to modernise and transform how all parties involved in property transactions connect, collaborate and communicate, to improve and speed up the home buying journey
•On track to meet 2024 sustainability targets, having lent £9.1 billion for mortgages2 on properties with an EPC rating of
B or higher and £7.6 billion for financing and leasing of battery electric and plug-in hybrid vehicles2
•Partnered with iconic British brand Aston Martin as their retail finance provider for UK vehicle sales
Financial performance
•Underlying net interest income 13 per cent lower, reflecting anticipated mortgage and unsecured lending margin compression, deposit mix headwinds, partly offset by structural hedge earnings in the higher rate environment
•Underlying other income up 14 per cent, driven by UK Motor Finance, including growth following the acquisition of
Tusker in the first half of 2023 and an increase in average rental value
•Operating lease depreciation charge higher due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, the latter driving a c.£100 million additional charge in the second quarter
•Operating costs up 7 per cent, with cost efficiencies helping to offset ongoing strategic investment (including planned elevated severance), the sector-wide Bank of England supervisory charge levy and inflationary pressure. Remediation costs of £54 million relate largely to pre-existing programmes
•Underlying impairment charge of £194 million is lower than prior year. This is due to updated economic scenarios resulting in a £269 million credit (notably an improved HPI outlook), the release of judgmental adjustments for inflation and interest rate risks and further improvement in UK mortgages credit performance
•Loans and advances to customers up £3.9 billion with growth across most product areas. £0.7 billion growth in UK mortgages (net of the securitisation of £0.9 billion legacy mortgages) and £1.3 billion growth in UK Retail unsecured loans, due to balance growth and lower repayments following a securitisation in the fourth quarter of 2023
•Customer deposits up 2 per cent, including a £6.7 billion increase in savings, with the higher rate environment driving inflows to fixed and limited withdrawal products. Current account balances down £1.0 billion from seasonal tax payments and outflows to savings including the Groups own offering, partly offset by wage inflation
•Risk-weighted assets up 3 per cent to £123.3 billion, due to higher lending balances and an adjustment for part of the impact of the Retail secured CRD IV models, partly offset by the securitisation of legacy mortgage loans
1Available to Halifax, Lloyds Bank and Bank of Scotland customers, dependent on product holding and mobile operating system.
2Since 1 January 2022, new mortgage lending on residential property with an Energy Performance Certificate rating of B or higher at
31 March 2024; and new lending for Black Horse and operating leases for Lex Autolease and Tusker at 30 June 2024.

Page 10 of 83
DIVISIONAL RESULTS (continued)
Retail (continued)
Retail performance summary

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying net interest income	4,430	5,064	(13)	4,583	(3)
Underlying other income	1,148	1,006	14	1,153
Operating lease depreciation	(677)	(351)	(93)	(597)	(13)
Underlying income, net of operating lease depreciation	4,901	5,719	(14)	5,139	(5)
Underlying operating costs	(2,778)	(2,607)	(7)	(2,862)	3
Remediation	(54)	(15)		(500)	89
Total underlying costs	(2,832)	(2,622)	(8)	(3,362)	16
Underlying impairment	(194)	(592)	67	(239)	19
Underlying profit before tax	1,875	2,505	(25)	1,538	22

	At 30 Jun 2024 £bn	At 31 Mar 2024 £bn	Change %	At 31 Dec 2023 £bn	Change %

UK mortgages[1,2]	306.9	304.6	1	306.2
Credit cards	15.6	15.2	3	15.1	3
UK Retail unsecured loans	8.2	7.6	8	6.9	19
UK Motor Finance	16.2	15.8	3	15.3	6
Overdrafts	1.0	1.0		1.1	(9)
Other[1,3]	17.2	16.9	2	16.6	4
Loans and advances to customers	365.1	361.1	1	361.2	1
Operating lease assets[4]	6.9	6.8	1	6.5	6
Total customer assets	372.0	367.9	1	367.7	1

Current accounts	101.7	103.1	(1)	102.7	(1)
Savings accounts[5]	201.5	196.4	3	194.8	3
Wealth	10.1	10.2	(1)	10.9	(7)
Customer deposits	313.3	309.7	1	308.4	2

Risk-weighted assets	123.3	121.4	2	119.3	3
1From the first quarter of 2024, open mortgage book and closed mortgage book loans and advances, previously presented separately, are reported together as UK mortgages; Wealth loans and advances, previously reported separately, are included within Retail other.
The 31 December 2023 comparative is presented on a consistent basis.
2The increase between 31 March 2024 and 30 June 2024 is net of the impact of the securitisation of £0.9 billion of legacy Retail mortgages in May 2024.
3Within loans and advances, Retail other includes the European and Wealth businesses.
4Operating lease assets relate to Lex Autolease and Tusker.
5From the first quarter of 2024, Retail relationship savings accounts and Retail tactical savings accounts, previously reported separately, are reported together as Retail savings accounts. The 31 December 2023 comparative is presented on a consistent basis.

Page 11 of 83
DIVISIONAL RESULTS (continued)
Commercial Banking
Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services whilst connecting the whole Group to clients. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital-first model in Small and Medium Businesses and an expanded client proposition across Commercial Banking, generating diversified capital efficient growth and supporting customers in their transition to net zero.
Strategic progress
•Increased euro and US Dollar debt capital markets issuance volumes by 61 per cent versus the first half of 2023, significantly above market increase of 27 per cent1
•Winning greater than 60 per cent of mandates in Global Transaction Solutions
•Improved cardholder proposition for foreign visitors to the UK with the enablement of local currency card payments and withdrawals, providing guaranteed costs at the point of transaction
•Awarded Best Bank for Digitalisation Globally at the Global Trade Review Awards 2024. Completed the Group’s first electronic bill of lading transaction; reducing transaction time, execution risk, costs and environmental impact
•Delivered £5.9 billion of sustainable financing2 in first half of 2024. Ranked first in ESG-labelled bond issuance for UK issuers3
•Launched ‘Lloyds Bank Market Insights’ bringing together economics and markets expertise to provide topical and timely thought leadership to clients
•Launched new mobile first instant access savings journey enabling clients to open an instant access account seamlessly with straight through processing
•Successful pilot in partnership with CoBa, creating client insights by connecting products and services into one place to establish foreign exchange requirements
•Expanded Merchant Services Clover proposition, offering customers new terminals and faster settlement through an assisted onboarding journey
•Rolled out new mobile overdraft journey, streamlining the customer experience and enabling Business Banking customers to digitally apply for an overdraft facility up to £50,000
•Launched the Buildings Transition Loan offering customers discounted lending for investing in energy efficient property portfolios. Enhancing and expanding Green Asset Finance and Clean Growth Financing lending products
•Hosted the Lilac Review following the publication of the Disability and Entrepreneur Report in partnership with Small
Business Britain, demonstrating commitment to drive meaningful change to support disabled-led businesses
Financial performance
•Underlying net interest income of £1,696 million, down 12 per cent on the prior year, driven by a lower banking net interest margin reflecting deposit churn and lower average deposit balances
•Underlying other income increased 11 per cent to £947 million, driven by strong markets performance due to growth from strategic investment and higher levels of client activity resulting in client franchise growth
•Operating costs 9 per cent higher with continued cost efficiencies helping to offset the sector-wide Bank of England supervisory charge levy, ongoing strategic investment, planned elevated severance charges and inflationary pressures. Remediation charge remains low at £32 million
•Underlying impairment credit of £83 million given strong asset quality and a benefit from a one-off release from loss rates and updated economic scenarios. Continuing to observe a low charge on new and existing Stage 3 clients
•Customer lending 1 per cent lower at £88.1 billion reflecting continued net repayments within Small and Medium
Businesses, including government-backed lending, partly offset by strategic growth in Corporate and Institutional
Banking
•Customer deposits 1 per cent lower at £161.2 billion, due to managing for value in Corporate and Institutional Banking.
Within Small and Medium Businesses, growth in targeted sectors partly offset by outflows due to business utilisation
•Risk-weighted assets decreased to £73.2 billion, demonstrating efficient use of capital and optimisation activity
1Refinitiv Eikon; All international bonds in euro and US Dollar, excluding Sovereign, supranational and agency issuance.
2In line with the Sustainable Financing Framework.
3Bondradar; excluding Sovereign, supranational and agency issuance.

Page 12 of 83
DIVISIONAL RESULTS (continued)
Commercial Banking (continued)
Commercial Banking performance summary

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying net interest income	1,696	1,934	(12)	1,865	(9)
Underlying other income	947	856	11	835	13
Operating lease depreciation	(2)	(5)	60	(3)	33
Underlying income, net of operating lease depreciation	2,641	2,785	(5)	2,697	(2)
Underlying operating costs	(1,363)	(1,253)	(9)	(1,394)	2
Remediation	(32)	(43)	26	(84)	62
Total underlying costs	(1,395)	(1,296)	(8)	(1,478)	6
Underlying impairment credit (charge)	83	(72)		583	(86)
Underlying profit before tax	1,329	1,417	(6)	1,802	(26)

	At 30 Jun 2024 £bn	At 31 Mar 2024 £bn	Change %	At 31 Dec 2023 £bn	Change %

Small and Medium Businesses	31.5	32.2	(2)	33.0	(5)
Corporate and Institutional Banking	56.6	55.6	2	55.6	2
Loans and advances to customers	88.1	87.8		88.6	(1)

Customer deposits	161.2	159.3	1	162.8	(1)

Risk-weighted assets	73.2	74.3	(1)	74.2	(1)

Page 13 of 83
DIVISIONAL RESULTS (continued)
Insurance, Pensions and Investments
Insurance, Pensions and Investments (IP&I) supports over 10 million customers with Assets under Administration (AuA)
of £226 billion (excluding Wealth) and annualised annuity payments of over £0.8 billion. This was articulated through the investor seminar in March 2024, which highlighted the significant growth potential in the business and the capacity to unlock value. The Group continues to invest significantly into IP&I to develop the business, including the investment propositions to support the Group’s mass affluent strategy, innovating intermediary propositions and accelerating the transition to a low carbon economy. The decision to divest the bulk annuities business was a key step in refocusing the activities of IP&I.
Strategic progress
•Open book AuA of £177 billion, with 8 per cent growth year-on-year. Net AuA flows of £2.7 billion, contributing to an increased stock of deferred profit
•Workplace pensions business 5 per cent annual increase in regular contributions to pensions administered, with
£2.6 billion net AuA inflows in the period, driven by contributions and pension scheme wins, contributing to 10 per cent
AuA growth and over £100 billion of AuA
•Launched new Scottish Widows app to transform the way people save and plan for their future. Currently there are
1 million digitally registered customers across the internet and app platforms
•Continued to grow home insurance presence with digitisation improvements transforming customer experience. New policies up over 90 per cent and market share up 5.5 percentage points to 16.2 per cent in the first quarter of 2024 versus prior year
•Following the success of Ready-Made Investments, Ready-Made Pensions launched in March allowing customers to open a personal pension, supporting Group mass affluent objectives
•Market share of stocks and shares ISA new account openings at 20.1 per cent in the three months to 31 March 2024, second in market (three months to 31 March 2023: 14.0 per cent, fourth in market). ISA information reflects opening through direct channels
•Continued momentum in the protection insurance offering, utilising Retail channels with take-up rates (as a percentage of mortgage completions) increasing from 9.1 per cent to 12.1 per cent in the period
•Supported 8,400 customers to secure a guaranteed income for life (half-year to 30 June 2023: c.6,000), issuing
c.£800 million of annuity policies (half-year to 30 June 2023: c.£450 million)
•Agreed the sale of the in-force bulk annuity portfolio to Rothesay Life plc, enabling the Division to focus on growing strategically important lines of business
•Climate-aware investment strategy assets increased by £2.2 billion, cumulatively to £23.9 billion, on track to meet the target of between £20 billion and £25 billion by 20251
Financial performance
•Underlying other income of £649 million, up 5 per cent driven by strong trading, with higher general insurance income partly offset by higher claims in the first quarter and the agreed sale (subject to regulatory approval) of the in-force bulk annuity portfolio, with associated income and costs for the quarter recognised within volatility and other items
•Underlying other income was up 9 per cent, excluding the in-force bulk annuity portfolio
•Operating costs up 2 per cent, with cost efficiencies helping to offset higher ongoing strategic investment, planned elevated severance charges and inflationary pressure
•Contractual service margin broadly stable in the year at £4.0 billion (after release to income of £168 million), including
£27 million from new business, reflecting value generation in workplace pensions and annuities. Balance of deferred profits (including the risk adjustment) £5.1 billion at 30 June 2024
•Life and pensions sales (PVNBP) reduced by 9 per cent driven by the agreed sale (subject to regulatory approval) of the in-force bulk annuity portfolio offset by strong performance in the annuities business
•Positive contribution to the Group’s CET1 ratio through the payment of a £200 million interim dividend to Lloyds
Banking Group. This was supported by a strong capital position with an estimated Insurance Solvency II ratio of
177 per cent (169 per cent after interim dividend)
•Credit asset portfolio remains strong, rated ‘A-’ on average. Well diversified, with less than 1.5 per cent of assets backing annuities being sub-investment grade or unrated. Strong liquidity position with c.£3 billion cash and cash equivalents
1Includes a range of funds with a bias towards investing in companies that are reducing the carbon intensity of their businesses and/or are developing climate solutions.

Page 14 of 83
DIVISIONAL RESULTS (continued)
Insurance, Pensions and Investments (continued)
Insurance, Pensions and Investments performance summary

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying net interest income	(74)	(70)	(6)	(62)	(19)
Underlying other income	649	619	5	590	10
Underlying income	575	549	5	528	9
Underlying operating costs	(458)	(451)	(2)	(429)	(7)
Remediation	(5)	(8)	38	(6)	17
Total underlying costs	(463)	(459)	(1)	(435)	(6)
Underlying impairment	7	1		6	(17)
Underlying profit before tax	119	91	31	99	20

Page 15 of 83
DIVISIONAL RESULTS (continued)
Other

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

Underlying income	276	133		382	(28)
Total underlying costs	(105)	(106)	1	(57)	(84)
Underlying impairment	3	1		4	(25)
Underlying profit before tax	174	28		329	(47)
Other includes the Group’s equity investments businesses, including Lloyds Development Capital (LDC), the Group’s share of the Business Growth Fund (BGF) and the Housing Growth Partnership (HGP), as well as Citra Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the recharging to other divisions of the Group’s external AT1 distributions), in period gains from gilt sales and the unwind of associated hedging costs.
Net income for the first half of 2024 was higher compared to the same period in 2023, with stronger underlying net interest income partly offset by weaker underlying other income. Underlying net interest income benefitted from the effect of rising rates on income earned from the placement of funds raised through the issuance of structured medium-term notes (offset within underlying other income by the increased funding costs of the notes) as well as higher internal recharges to other divisions as a result of increased AT1 distribution costs. Underlying other income was weaker, primarily as a result of higher funding costs and the timing of exits in LDC.
Total costs of £105 million in the first half of 2024 were stable on the prior year. Underlying impairment was a £3 million credit compared to a £1 million credit in the first half of 2023.

Page 16 of 83
RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The most important risks faced by the Group are detailed below. The external risks faced by the Group may impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to, macroeconomic uncertainty and elevated interest rates which are contributing to the cost of living and associated implications for UK consumers and businesses.
Asset quality remains strong with resilient credit performance throughout the period. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
With respect to conduct risk there have been no further charges relating to the potential impact of the FCA review into historical motor finance commission arrangements. An update from the FCA is currently expected in September.
The Group is transforming its approach to risk management to support its strategic ambition and purpose of Helping
Britain Prosper. The Group has reviewed its three lines of defence model and is evolving its accountabilities with enhanced focus on controls and expertise. This will increase the pace of decision making, with the intent of improving risk management. The Group has initially focused on non-financial risks.
The Group has also undertaken a detailed review of its risk categories and implemented an events-based risk management framework. This has resulted in a reduction in the number of principal risk types and the simplification of secondary risk categories. This change better aligns to the Basel Committee on Banking Supervision’s event categories which will benefit the Group for scenario activities and regulatory reporting.
The Group has 11 principal risks; capital risk, climate risk, compliance risk (previously regulatory and legal risk), conduct risk, credit risk, economic crime risk, insurance underwriting risk, liquidity risk (previously liquidity and funding risk), market risk, model risk and operational risk (operational resilience risk has been removed as a separate risk category as it relates to many of the principal risk types).
The below principal risk definitions have changed since the Group’s 2023 annual report on Form 20-F:
Conduct risk – The risk of our Group activities, behaviours, strategy or business planning, having an adverse impact on outcomes for customers, undermining the integrity of the market or distorting competition, which could lead to regulatory censure, reputational damage or financial loss.
Economic crime risk – The risk that the Group implements ineffective policies, systems, processes and controls to prevent, detect and respond to the risk of fraud and/or financial crime resulting in increased losses, regulatory censure/
fines and/or adverse publicity in the UK or other jurisdictions in which the Group operates.
Insurance underwriting risk – The risk of adverse developments in net liabilities due to: timing, frequency and severity of claims for insured/underwritten events; customer behaviour; and expense costs.
Liquidity risk – The risk that the Group does not have sufficient financial resources to meet its commitments when they fall due or can only secure them at excessive cost.
Model risk – The potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions. Adverse consequences could lead to a deterioration in the prudential position, non-
compliance with applicable laws and/or regulations, or damage to the Group’s reputation. Model risk can also lead to financial loss, as well as qualitative limitations such as the imposition of restrictions on business activities.
Operational risk – The risk of actual or potential impact to the Group (financial and/or non-financial) resulting from inadequate or failed internal processes, people, and systems or from external events. Resilience is core to the management of operational risk within Lloyds Banking Group to ensure that business processes (including those that are outsourced) can withstand operational risks and can respond to and meet customer and stakeholder needs when continuity of operations is compromised.
All other principal risk definitions remain unchanged.

Page 17 of 83
CAPITAL RISK
CET1 target capital ratio
The Board’s revised view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0 per cent which includes a management buffer of around 1 per cent. This takes into account, amongst other considerations:
•The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
•The Group’s Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.5 per cent of risk-
weighted assets
•The Group’s countercyclical capital buffer (CCyB) requirement which is currently 1.8 per cent of risk-weighted assets
•The capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets
•The Ring-Fenced Bank (RFB) sub-group’s other systemically important institution (O-SII) buffer of 2.0 per cent of risk-
weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level
•The Group’s PRA Buffer, set after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group’s own internal stress tests. The PRA requires this buffer to remain confidential
•The likely performance of the Group in various potential stress scenarios and ensuring capital remains resilient in these scenarios
•The economic outlook for the UK and business outlook for the Group
•The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements
Minimum requirement for own funds and eligible liabilities (MREL)
The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.
Applying the MREL SoP to current minimum capital requirements at 30 June 2024, the Group’s MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.3 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
Leverage minimum requirements
The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
•A minimum tier 1 leverage ratio requirement of 3.25 per cent of the total leverage exposure measure
•A countercyclical leverage buffer (CCLB) which is currently 0.6 per cent of the total leverage exposure measure
•An additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level
At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.
Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group participated in the Bank of England 2022 Annual Cyclical Scenario stress testing exercise. This assessed the Group’s resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent. The results of this exercise were published by the Bank of England on 12 July 2023. The Bank of England calculated the Group’s transitional CET1 ratio, after the application of management actions, as 11.6 per cent and its Tier 1 leverage ratio as 4.5 per cent, significantly exceeding the hurdle rates of 6.6 per cent and 3.5 per cent, respectively. The Group has provided data to support the
Bank of England 2024 Desk Based Stress Test. This exercise will test two scenarios with results published on an aggregate level by the end of 2024. The Group is also participating in the Bank of England System-Wide Exploratory
Scenario. The aggregate findings of Round 1 were published in June 2024 and the Group will make a Round 2 submission in July 2024. The Group continues to internally assess vulnerabilities to adverse economic conditions.

Page 18 of 83
CAPITAL RISK (continued)
Capital and MREL resources
An analysis of the Group’s capital position and MREL resources as at 30 June 2024 is presented in the following table.
This reflects the application of the transitional arrangements for IFRS 9.

	At 30 Jun 2024 £m	At 31 Dec 2023[1] £m

Common equity tier 1: instruments and reserves
Share capital and share premium account	24,923	24,926
Banking retained earnings[2]	18,664	19,000
Banking other reserves[2]	2,829	3,136
Adjustment to retained earnings for foreseeable dividends and share buyback	(1,437)	(1,169)
	44,979	45,893
Common equity tier 1: regulatory adjustments
Cash flow hedging reserve	4,028	3,766
Goodwill and other intangible assets	(5,794)	(5,731)
Prudent valuation adjustment	(374)	(417)
Removal of defined benefit pension surplus	(2,473)	(2,653)
Significant investments[2]	(5,088)	(4,975)
Deferred tax assets	(3,945)	(4,048)
Other regulatory adjustments	(38)	62
Common equity tier 1 capital	31,295	31,897
Additional tier 1: instruments
Other equity instruments	5,907	6,915

Additional tier 1: regulatory adjustments
Significant investments[2]	(1,100)	(1,100)
Total tier 1 capital	36,102	37,712
Tier 2: instruments and provisions
Subordinated liabilities	6,260	6,320
Eligible provisions	67	371
	6,327	6,691
Tier 2: regulatory adjustments
Significant investments[2]	(964)	(964)
Total capital resources	41,465	43,439

Ineligible AT1 and tier 2 instruments[3]	(118)	(139)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,420	1,113
Other eligible liabilities issued by Lloyds Banking Group plc[4]	27,547	25,492
Total MREL resources	70,314	69,905

Risk-weighted assets	222,019	219,130

Common equity tier 1 capital ratio	14.1%	14.6%
Tier 1 capital ratio	16.3%	17.2%
Total capital ratio	18.7%	19.8%
MREL ratio	31.7%	31.9%
1Restated for presentational changes.
2In accordance with banking capital regulations, the Group’s Insurance business is excluded from the scope of the Group’s capital position. The Group’s investment in the equity and other capital instruments of the Insurance business are deducted from the relevant tier of capital (‘Significant investments’), subject to threshold regulations that allow a portion of the equity investment to be risk-
weighted rather than deducted from capital. The risk-weighted portion forms part of threshold risk-weighted assets.
3Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.
4Includes senior unsecured debt.

Page 19 of 83
CAPITAL RISK (continued)
Movements in CET1 capital resources
The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2023	31,897
Banking business profits[1]	2,578
Movement in foreseeable dividend accrual[2]	179
Dividends paid out on ordinary shares during the year	(1,169)
Adjustment to reflect full impact of share buyback	(2,000)
Dividends received from the Insurance business[3]	450
IFRS 9 transitional adjustment to retained earnings	(156)
Deferred tax asset	103
Goodwill and other intangible assets	(63)
Significant investments	(113)
Movement in treasury shares and employee share schemes	(66)
Redemption of other equity instruments	(316)
Distributions on other equity instruments	(269)
Other movements	240
At 30 June 2024	31,295
1Under banking capital regulations, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2Reflects the reversal of the brought forward accrual for the final 2023 ordinary dividend, net of the accrual for foreseeable 2024 ordinary dividends.
3Received in February 2024 and June 2024.
The Group’s CET1 capital ratio reduced from 14.6 per cent at 31 December 2023 to 14.1 per cent at 30 June 2024, reflecting the reduction in CET1 capital resources and the increase in risk-weighted assets.
CET1 capital resources reduced by £602 million, with banking business profits for the period and the receipt of the dividends paid up by the Insurance business more than offset by:
•The accrual for foreseeable ordinary dividends in respect of the first half of 2024, inclusive of the announced interim ordinary dividend of 1.06 pence per share, and distributions on other equity instruments
•The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group’s
2023 year end results, which commenced in February 2024
•The recognition of a foreign exchange translation loss upon the redemption of a US Dollar denominated AT1 capital instrument in June 2024
Movements in total capital and MREL
The Group’s total capital ratio reduced to 18.7 per cent at 30 June 2024 (31 December 2023: 19.8 per cent), reflecting the reduction in CET1 capital, the redemption of the US Dollar AT1 capital instrument, a reduction in Tier 2 capital and the increase in risk-weighted assets. The reduction in Tier 2 capital reflected the impact of interest rates and regulatory amortisation on instruments and a reduction in eligible provisions recognised through Tier 2 capital, partially offset by a new issuance.
The MREL ratio reduced to 31.7 per cent at 30 June 2024 (31 December 2023: 31.9 per cent) reflecting the reduction in total capital resources and the increase in risk-weighted assets. This was largely offset by an increase in other eligible liabilities driven by new issuances, net of calls, the exclusion of instruments maturing over the next 12 months and the impact of movements in interest and foreign exchange rates.

Page 20 of 83
CAPITAL RISK (continued)
Risk-weighted assets

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Foundation Internal Ratings Based (IRB) Approach	42,736	44,504
Retail IRB Approach	88,608	85,459
Other IRB Approach[1]	21,412	20,941
IRB Approach	152,756	150,904
Standardised (STA) Approach[1]	22,155	22,074
Credit risk	174,911	172,978
Securitisation	9,076	8,958
Counterparty credit risk	6,355	5,847
Credit valuation adjustment risk	574	689
Operational risk	26,330	26,416
Market risk	4,773	4,242
Risk-weighted assets	222,019	219,130
of which: threshold risk-weighted assets[2]	10,535	11,028
1Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.
2Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-
weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s
Insurance business.
Risk-weighted assets increased by £2.9 billion to £222.0 billion at 30 June 2024 (31 December 2023: £219.1 billion). This incorporates the impact of Retail lending growth, offset by optimisation including capital efficient securitisation activity, in addition to other movements.

Page 21 of 83
CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Total tier 1 capital	36,102	37,712

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	18,983	22,356
Securities financing transactions	69,220	56,184
Loans and advances and other assets	804,724	802,913
Total assets	892,927	881,453

Qualifying central bank claims	(66,321)	(77,625)

Deconsolidation adjustments[1]
Derivative financial instruments	945	585
Loans and advances and other assets	(186,553)	(178,552)
Total deconsolidation adjustments	(185,608)	(177,967)

Derivatives adjustments	(1,404)	(4,896)
Securities financing transactions adjustments	2,779	2,262
Off-balance sheet items	41,273	40,942
Amounts already deducted from tier 1 capital	(12,457)	(12,523)
Other regulatory adjustments[2]	(6,253)	(4,012)
Total exposure measure	664,936	647,634

UK leverage ratio	5.4%	5.8%

Leverage exposure measure (including central bank claims)	731,257	725,259
Leverage ratio (including central bank claims)	4.9%	5.2%

Total MREL resources	70,314	69,905
MREL leverage ratio	10.6%	10.8%
1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
2Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
Analysis of leverage movements
The Group’s UK leverage ratio reduced to 5.4 per cent (31 December 2023: 5.8 per cent) reflecting both the reduction in the total tier 1 capital position and the increase in the leverage exposure measure following increases across securities financing transactions and other assets (excluding central bank claims).

Page 22 of 83
CREDIT RISK
Overview
The Group’s portfolios are well-positioned to benefit from an improved, but still challenging macroeconomic environment.
The Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.
Asset quality remains strong with resilient credit performance throughout the period. In UK mortgages, reductions in new to arrears and flows to default have been observed in the half-year and second quarter. Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends. Credit quality remains stable and resilient in Commercial
Banking. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in the first half of 2024 was £100 million, down from a charge of £662 million in the first half of
2023. This is partly as a result of improvements in the Group’s macroeconomic outlook. The Group’s ECL allowance on loans and advances to customers decreased in the first half to £3,603 million (31 December 2023: £4,039 million).
Group Stage 2 loans and advances to customers reduced to £42,909 million (31 December 2023: £53,167 million) and as a percentage of total lending to 9.4 per cent (31 December 2023: 11.7 per cent). This is due to improvements in the macroeconomic outlook transferring assets back to Stage 1. Of the total Group Stage 2 loans and advances to customers, 91.5 per cent are up to date (31 December 2023: 92.5 per cent). Stage 2 coverage remains stable at 3.2 per cent (31 December 2023: 3.1 per cent).
Stage 3 loans and advances to customers have increased slightly to £7,353 million (31 December 2023: £7,147 million), and stable as a percentage of total lending at 1.6 per cent (31 December 2023: 1.6 per cent). Stage 3 coverage decreased by 1.2 percentage points to 14.7 per cent (31 December 2023: 15.9 per cent).
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite whilst, in line with the Group’s strategy, supporting clients to grow, as well as working closely with customers to help them through the impact of higher borrowing costs and higher prices following elevated inflation in recent years
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including but not restricted to embracing the standards outlined in the Mortgage Charter

Page 23 of 83
CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Change %	Half-year to 31 Dec 2023 £m	Change %

UK mortgages	(119)	191		(242)	(51)
Credit cards	115	197	42	260	56
UK unsecured loans and overdrafts	140	160	13	91	(54)
UK Motor Finance	61	43	(42)	126	52
Other	(3)	1		4
Retail	194	592	67	239	19
Small and Medium Businesses	11	25	56	89	88
Corporate and Institutional Banking	(94)	47		(672)	(86)
Commercial Banking	(83)	72		(583)	(86)
Insurance, Pensions and Investments	(8)	(1)		(11)	(27)
Other	(3)	(1)		(4)	(25)
Total impairment charge (credit)	100	662	85	(359)
Credit risk balance sheet basis of presentation
In the following tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as loans are written off.

Page 24 of 83
CREDIT RISK (continued)
Total expected credit loss allowance

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Customer related balances
Drawn	3,324	3,717
Undrawn	279	322
	3,603	4,039
Loans and advances to banks	3	8
Debt securities	8	11
Other assets	16	26
Total expected credit loss allowance	3,630	4,084
Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2023 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2024 £m

UK mortgages[2]	1,115	(25)	(119)	(144)	971
Credit cards	810	(225)	115	(110)	700
UK unsecured loans and overdrafts	515	(156)	140	(16)	499
UK Motor Finance	342	(39)	61	22	364
Other	88	(6)	(3)	(9)	79
Retail	2,870	(451)	194	(257)	2,613
Small and Medium Businesses	538	(52)	11	(41)	497
Corporate and Institutional Banking	644	(48)	(94)	(142)	502
Commercial Banking	1,182	(100)	(83)	(183)	999
Insurance, Pensions and Investments	26	(2)	(8)	(10)	16
Other	6	(1)	(3)	(4)	2
Total[3]	4,084	(554)	100	(454)	3,630

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Includes £20 million within write-offs and other relating to the securitisation of £1 billion of legacy Retail mortgages in the second quarter of 2024.
3Total ECL includes £27 million relating to other non customer-related assets (31 December 2023: £45 million).

Page 25 of 83
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	266,308	29,842	4,542	7,218	307,910	9.7	1.5
Credit cards	13,329	2,601	290	–	16,220	16.0	1.8
UK unsecured loans and overdrafts	8,261	1,213	186	–	9,660	12.6	1.9
UK Motor Finance	14,185	2,288	117	–	16,590	13.8	0.7
Other	16,434	522	163	–	17,119	3.0	1.0
Retail	318,517	36,466	5,298	7,218	367,499	9.9	1.4
Small and Medium Businesses	26,866	3,773	1,323	–	31,962	11.8	4.1
Corporate and Institutional Banking	53,585	2,670	732	–	56,987	4.7	1.3
Commercial Banking	80,451	6,443	2,055	–	88,949	7.2	2.3
Other[1]	(716)	–	–	–	(716)
Total gross lending	398,252	42,909	7,353	7,218	455,732	9.4	1.6

Customer related ECL allowance (drawn and undrawn)
UK mortgages	87	328	331	225	971
Credit cards	206	361	133	–	700
UK unsecured loans and overdrafts	158	231	110	–	499
UK Motor Finance[2]	185	112	67	–	364
Other	15	19	45	–	79
Retail	651	1,051	686	225	2,613
Small and Medium Businesses	131	205	161	–	497
Corporate and Institutional Banking	139	123	231	–	493
Commercial Banking	270	328	392	–	990
Other	–	–	–	–	–
Total	921	1,379	1,078	225	3,603

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	1.1	7.3	3.1	0.3
Credit cards	1.5	13.9	45.9	–	4.3
UK unsecured loans and overdrafts	1.9	19.0	59.1	–	5.2
UK Motor Finance	1.3	4.9	57.3	–	2.2
Other	0.1	3.6	27.6	–	0.5
Retail	0.2	2.9	12.9	3.1	0.7
Small and Medium Businesses	0.5	5.4	12.2	–	1.6
Corporate and Institutional Banking	0.3	4.6	31.6	–	0.9
Commercial Banking	0.3	5.1	19.1	–	1.1
Other		–	–	–
Total	0.2	3.2	14.7	3.1	0.8
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £185 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

Page 26 of 83
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Small and Medium Businesses	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	52,049	3,529	538	–	56,116	6.3	1.0
Commercial Banking	79,574	7,987	2,068	–	89,629	8.9	2.3
Other[1]	(43)	–	6	–	(37)
Total gross lending	385,294	53,167	7,147	7,854	453,462	11.7	1.6

Customer related ECL allowance (drawn and undrawn)
UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	–	810
UK unsecured loans and overdrafts	153	244	118	–	515
UK Motor Finance[2]	188	91	63	–	342
Other	20	21	47	–	88
Retail	764	1,178	715	213	2,870
Small and Medium Businesses	140	231	167	–	538
Corporate and Institutional Banking	156	218	253	–	627
Commercial Banking	296	449	420	–	1,165
Other	–	–	4	–	4
Total	1,060	1,627	1,139	213	4,039

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1
UK unsecured loans and overdrafts	2.2	20.6	60.2	–	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Small and Medium Businesses	0.5	5.2	10.9	–	1.6
Corporate and Institutional Banking	0.3	6.2	47.0	–	1.1
Commercial Banking	0.4	5.6	20.3	–	1.3
Other		–	66.7	–
Total	0.3	3.1	15.9	2.7	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £187 million relating to provisions against residual values of vehicles subject to finance leasing agreements for Black Horse. These provisions are included within the calculation of coverage ratios.

Page 27 of 83
CREDIT RISK (continued)
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date				1 to 30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
At 30 June 2024	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m

UK mortgages	17,837	109	9,350	131	1,678	48	977	40	29,842	328
Credit cards	2,317	272	151	46	96	27	37	16	2,601	361
UK unsecured loans and overdrafts	715	135	343	47	114	33	41	16	1,213	231
UK Motor Finance	971	44	1,127	31	155	26	35	11	2,288	112
Other	109	3	308	9	59	5	46	2	522	19
Retail	21,949	563	11,279	264	2,102	139	1,136	85	36,466	1,051
Small and Medium Businesses	2,943	171	464	18	229	11	137	5	3,773	205
Corporate and Institutional Banking	2,615	122	30	1	6	–	19	–	2,670	123
Commercial Banking	5,558	293	494	19	235	11	156	5	6,443	328
Total	27,507	856	11,773	283	2,337	150	1,292	90	42,909	1,379

At 31 December 2023
UK mortgages	26,665	146	9,024	133	1,771	52	1,073	45	38,533	376
Credit cards	2,612	345	145	49	115	34	36	18	2,908	446
UK unsecured loans and overdrafts	756	148	279	46	112	34	40	16	1,187	244
UK Motor Finance	735	30	1,120	30	138	21	34	10	2,027	91
Other	125	5	295	7	52	5	53	4	525	21
Retail	30,893	674	10,863	265	2,188	146	1,236	93	45,180	1,178
Small and Medium Businesses	3,455	202	590	17	253	8	160	4	4,458	231
Corporate and Institutional Banking	3,356	214	14	–	28	3	131	1	3,529	218
Commercial Banking	6,811	416	604	17	281	11	291	5	7,987	449
Total	37,704	1,090	11,467	282	2,469	157	1,527	98	53,167	1,627
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a
Stage 2 trigger.
3Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

Page 28 of 83
CREDIT RISK (continued)
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The
Group achieves this by generating four economic scenarios to appropriately reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 14 on page 69 onwards.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths.
The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £468 million compared to £678 million at
31 December 2023.
Total ECL allowance by scenario

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	971	387	658	1,190	3,004
Credit cards	700	583	676	772	903
Other Retail	942	855	915	990	1,139
Commercial Banking	999	746	895	1,143	1,641
Other	18	16	18	19	21
At 30 June 2024	3,630	2,587	3,162	4,114	6,708

UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,182	793	1,013	1,383	2,250
Other	32	32	32	32	32
At 31 December 2023	4,084	2,670	3,406	4,469	9,202

Page 29 of 83
CREDIT RISK (continued)
Retail
•Asset quality remains strong in the Retail portfolio with resilient credit performance throughout the period. There are signs that affordability pressures are easing as inflation has fallen back and the UK bank rate has settled. However, lagged impacts from previous interest rate rises and rising unemployment remain potential headwinds
•Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach
•Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance both living and housing cost assumptions in affordability assessments
•In UK mortgages, reductions in new to arrears and flows to default have been observed in the half-year and second quarter
•Unsecured portfolios continue to exhibit stable new to arrears and flow to default trends with a small increase observed in flow to default in Motor driven by a normalisation of Voluntary Terminations (VT’s) as used car prices fall from historic highs
•The Retail impairment charge in the first half of 2024 was £194 million and is materially lower than the charge of
£592  million for the first half of 2023. This is largely due to favourable updates to the Group’s macroeconomic outlook within the base case and other scenarios, as well as the release of inflationary adjustments, given portfolio performance
•All existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2023 year end. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) decreased to 0.7 per cent
(31 December 2023: 0.8 per cent)
•Favourable updates to the Group’s macroeconomic outlook have reduced Stage 2 loans and advances to 9.9 per cent of the Retail portfolio (31 December 2023: 12.4 per cent), of which 91.1 per cent are up to date loans (31 December
2023: 92.4 per cent). Stage 2 ECL coverage increased to 2.9 per cent (31 December 2023: 2.6 per cent)
•Stage 3 loans and advances remain flat at 1.4 per cent of total loans and advances. Retail Stage 3 ECL coverage decreased to 12.9 per cent (31 December 2023: 14.1 per cent) due to portfolio mix changes; notably because UK mortgages require comparatively lower coverage in comparison to other Retail products due to security. Stage 3 loans and advances and Stage 3 coverage for all other Retail products excluding UK mortgages remain broadly stable
UK mortgages
•The UK mortgage portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, while the balances of higher risk legacy vintages have continued to reduce
•New to arrears and flows to default have improved in the half-year and second quarter. The Group is proactively monitoring existing mortgage customers as they reach the end of fixed rate deals with customers’ immediate behaviour remaining stable
•Total loans and advances increased to £307.9 billion (31 December 2023: £307.3 billion), with a decrease in average
LTV. The proportion of balances with a LTV greater than 90 per cent decreased. The average LTV of new business increased
•Favourable updates to the Group’s macroeconomic outlook and stronger asset performance resulted in a net impairment release of £119 million for the first half of 2024 compared to a charge of £191 million for the first half of
2023. Total ECL coverage decreased to 0.3 per cent (31 December 2023: 0.4 per cent)
•Favourable macroeconomic updates also resulted in reductions to Stage 2 loans and advances to 9.7 per cent of the portfolio (31 December 2023: 12.5 per cent) and Stage 2 ECL coverage rising slightly to 1.1 per cent (31 December
2023: 1.0 per cent)
•Stage 3 loans and advances remain stable at 1.5 per cent of the portfolio (31 December 2023: 1.4 per cent) with increases in legacy variable rate customers reaching 90 days past due largely offset by legacy mortgage securitisation activity. Stage 3 ECL coverage decreased to 7.3 per cent (31 December 2023: 8.2 per cent), due to the favourable macroeconomic outlook

Page 30 of 83
CREDIT RISK (continued)
Credit cards
•Credit cards balances increased to £16.2 billion (31 December 2023: £15.8 billion) due to continued recovery in customer spend, with no change to acquisition risk appetite
•The credit card portfolio is a prime book, with stable credit performance in the half-year and continued strong repayment rates
•Impairment charge of £115 million for the first half of 2024, is lower than the charge of £197 million in the first half of
2023, largely due to the release of ECL judgements raised to cover the risk of increased defaults from high inflation and cost of living pressures, given continued resilient portfolio performance. Total ECL coverage reduced to 4.3 per cent (31 December 2023: 5.1 per cent)
•Favourable updates to the macroeconomic outlook resulted in a reduction in Stage 2 loans and advances to 16.0 per cent of the portfolio (31 December 2023: 18.4 per cent), with Stage 2 ECL coverage reducing to 13.9 per cent
(31 December 2023: 15.3 per cent)
•Resilient underlying arrears and default performance has also resulted in stable Stage 3 loans and advances at 1.8 per cent of the portfolio (31 December 2023: 1.8 per cent). Stage 3 ECL coverage was broadly stable at 45.9 per cent
(31 December 2023: 45.8 per cent)
UK unsecured loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios increased to £9.7 billion
(31 December 2023: £8.5 billion) largely driven by recovering market demand in loans and natural balance build following the securitisation of assets at the end of 2023
•Impairment charge of £140 million for the first half of 2024 is modestly below the charge of £160 million for the first half of 2023 again due to favourable macroeconomic updates and a more resilient underlying performance than previously anticipated. ECL coverage levels by individual stage all remained broadly stable, with Stage 2 ECL coverage at 19.0 per cent (31 December 2023: 20.6 per cent) and Stage 3 ECL coverage at 59.1 per cent (31 December 2023: 60.2 per cent)
UK Motor Finance
•The UK Motor Finance portfolio increased to £16.6 billion (31 December 2023: £15.7 billion) driven by stocking and fleet, partially offset by a softening of Retail demand in the half-year
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP)
and Hire Purchase (HP) lending are included within the impairment charge1. Recent significant falls in used car prices have been reflected and absorbed by an existing management judgement within this item. As a result RV and VT provision reduced to £185 million as at 30 June 2024 (31 December 2023: £187 million)
•Impairment charge of £61 million for the first half of 2024 is higher than a charge of £43 million for the first half of 2023, which benefitted from more stable used car prices, partially driven by global supply constraints following the pandemic that have now eased
•ECL coverage levels at a total level and by individual stage remain broadly stable. Total ECL coverage at 2.2 per cent
(31 December 2023: 2.2 per cent), Stage 2 ECL coverage at 4.9 per cent (31 December 2023: 4.5 per cent) and
Stage 3 ECL coverage at 57.3 per cent (31 December 2023: 56.3 per cent)
Other
•Other loans and advances increased to £17.1 billion (31 December 2023: £16.6 billion). Stage 3 loans and advances remain stable at 1.0 per cent (31 December 2023: 0.9 per cent) and Stage 3 coverage reduced to 27.6 per cent
(31 December 2023: 32.6 per cent)
•There was a net impairment credit of £3 million for the first half of 2024 compared to a charge of £1 million in the first half of 2023
1The depreciation of operating leases is included separately in the operating lease depreciation charge.

Page 31 of 83
CREDIT RISK (continued)
Commercial Banking
•The Commercial portfolio credit quality remains stable and resilient, benefitting from a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and vulnerable sectors
•The Group is cognisant of a number of risks and headwinds associated with the elevated interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend. Risks include reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
•The Group continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure clients are supported in the right way and the Group is protected
•The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. The Group continues to balance prudent risk appetite with ensuring support for financially viable clients
Impairment
•There was a net impairment credit of £83 million in the first half of 2024, compared to a net impairment charge of
£72 million in the first half of 2023. Commercial Banking benefitted from a one-off release from loss rates used in the model, while observing a low charge on new and existing Stage 3 clients
•ECL allowances decreased in the year to £990 million at 30 June 2024 (31 December 2023: £1,165 million). This was driven by the one-off release noted above, as well as a revised approach to modelling the multiple economic scenarios and a more favourable outlook across multiple economic indicators
•Stage 2 loans and advances decreased to £6,443 million (31 December 2023: £7,987 million), largely as a result of improvements in the Group’s macroeconomic outlook, with 93.9 per cent of Stage 2 balances up to date (31 December
2023: 92.8 per cent). Stage 2 as a proportion of total loans and advances to customers decreased to 7.2 per cent
(31 December 2023: 8.9 per cent). Stage 2 ECL coverage was lower at 5.1 per cent (31 December 2023: 5.6 per cent)
with the decrease in coverage largely a result of the change in the forward-looking multiple economic scenarios
•Stage 3 loans and advances were broadly stable at £2,055 million (31 December 2023: £2,068 million) and as a proportion of total loans and advances to customers, flat at 2.3 per cent (31 December 2023: 2.3 per cent). Stage 3
ECL coverage reduced to 19.1 per cent (31 December 2023: 20.3 per cent)

Page 32 of 83
CREDIT RISK (continued)
Commercial Banking UK Real Estate
•Commercial Banking UK Real Estate committed drawn lending stood at £9.7 billion at May 2024 (net of £3.1 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). This compares to £10.0 billion at 31 December 2023 (net of £3.6 billion subject to SRT securitisations). In addition there are undrawn lending facilities of £3.4 billion (31 December 2023: £3.6 billion) to predominantly investment grade rated corporate customers
•The Group classifies Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £6.8 billion to social housing providers are also excluded (31 December 2023: £7.0 billion)
•Despite some headwinds, including the impact of elevated interest rates, the portfolio continues to remain well-
positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
•Overall performance of the portfolio has remained resilient. The Group has seen improvement within this sector, with a decrease in cases in its more closely monitored Watchlist category and limited flow into Business Support
•Lending continues to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures c.90 per cent have an LTV of less than 70 per cent, with an average LTV of 46 per cent.
The average interest cover ratio was 3.2 times, with 74 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, in the context of prudent repayment cover criteria (including notional base rate stress)
•The portfolio is well diversified with no speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 49 per cent of exposures relate to commercial real estate, including c.13 per cent secured by office assets, c.12 per cent by retail assets and c.12 per cent by industrial assets. Approximately 49 per cent of the portfolio relates to residential
•Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure, including several asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor
•Use of SRT securitisations also acts as a risk mitigant in this portfolio. Run-off of these is carefully managed and sequenced

Page 33 of 83
LIQUIDITY RISK
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 95 per cent as at
30 June 2024 (31 December 2023: 95 per cent). Total wholesale funding remained broadly stable at £97.6 billion as at
30 June 2024 (31 December 2023: £98.7 billion). The Group maintains access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 144 per cent as at 30 June 2024 (31 December 2023: 142 per cent) calculated on a Group consolidated basis based on the PRA rulebook. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.
LCR eligible assets1 have remained stable at £136.0 billion (31 December 2023: £136.0 billion). In addition to the
Group’s reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged
£78 billion in the 12 months to 30 June 2024. The net stable funding ratio remains strong at 130 per cent as at 30 June
2024 (31 December 2023: 130 per cent).
During the first half of 2024, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £8.0 billion. The Group expects full year wholesale issuance of less than £15.0 billion for
2024. The total outstanding amount of drawings from the TFSME has remained stable at £30.0 billion at 30 June 2024
(31 December 2023: £30.0 billion), with maturities in 2025, 2027 and beyond. The repayment of TFSME has been factored into the Group’s funding plans.
The Group’s credit ratings continue to reflect the strength of its business model and balance sheet. The rating agencies continue to monitor the impact of economic conditions and elevated rates for the UK banking sector. The strength of the
Group’s management and franchise, along with its robust financial performance, capital and funding position, are reflected in the Group’s strong ratings.
1Based on a monthly rolling simple average over the previous 12 months.

Page 34 of 83
LIQUIDITY RISK (continued)
Group funding requirements and sources

	At 30 Jun 2024 £bn	At 31 Dec 2023 £bn	Change %

Group funding position
Cash and balances at central banks	66.8	78.1	(14)
Loans and advances to banks[1]	8.5	10.7	(21)
Loans and advances to customers	452.4	449.7	1
Reverse repurchase agreements – non-trading	49.4	38.8	27
Debt securities at amortised cost	15.4	15.4
Financial assets at fair value through other comprehensive income	27.8	27.6	1
Other assets[2]	272.6	261.2	4
Total Group assets	892.9	881.5	1
Less other liabilities[2]	(237.6)	(226.3)	(5)
Funding requirements	655.3	655.2

Wholesale funding[3]	97.6	98.7	(1)
Customer deposits	474.7	471.4	1
Repurchase agreements – non-trading	7.9	7.7	3
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Total equity	45.1	47.4	(5)
Funding sources	655.3	655.2
131 December 2023 excludes £0.1 billion of loans and advances to banks within the Insurance business.
2Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
3The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £2.1 billion (31 December 2023:
£2.4 billion).
Reconciliation of Group funding to the balance sheet

At 30 June 2024	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	3.3	2.5	(0.2)	5.6
Debt securities in issue	81.6	–	(6.8)	74.8
Subordinated liabilities	12.7	–	(2.3)	10.4
Total wholesale funding	97.6	2.5
Customer deposits	474.7	–	–	474.7
Total	572.3	2.5

At 31 December 2023
Deposits from banks	3.7	2.9	(0.4)	6.2
Debt securities in issue	82.9	–	(7.3)	75.6
Subordinated liabilities	12.1	–	(1.8)	10.3
Total wholesale funding	98.7	2.9
Customer deposits	471.4	–	–	471.4
Total	570.1	2.9

Page 35 of 83
LIQUIDITY RISK (continued)
Analysis of total wholesale funding by residual maturity

Up to 1 month £bn		1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 30 Jun 2024 £bn	Total at 31 Dec 2023 £bn

Deposits from banks	1.6	0.6	0.5	0.3	0.3	–	–	–	3.3	3.7
Debt securities in issue:
Senior unsecured notes issued	1.9	0.4	2.1	5.4	3.1	4.9	16.9	12.6	47.3	44.5
Covered bonds	–	–	0.5	2.0	0.1	1.6	6.6	0.9	11.7	14.1
Commercial paper	1.9	3.1	2.7	1.8	1.1	–	–	–	10.6	12.3
Certificates of deposit issued	0.5	1.5	1.9	1.5	1.4	0.1	–	–	6.9	7.8
Securitisation notes	–	–	–	0.1	–	0.1	4.3	0.6	5.1	4.2
	4.3	5.0	7.2	10.8	5.7	6.7	27.8	14.1	81.6	82.9
Subordinated liabilities	–	–	0.8	0.6	0.3	2.3	2.4	6.3	12.7	12.1
Total wholesale funding[1]	5.9	5.6	8.5	11.7	6.3	9.0	30.2	20.4	97.6	98.7
1Excludes balances relating to margins of £2.1 billion (31 December 2023: £2.4 billion).
Analysis of term issuance in half-year to 30 June 2024

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation[1]	0.9	–	–	–	0.9
Covered bonds	–	–	–	–	–
Senior unsecured notes	0.5	4.3	1.4	0.5	6.7
Subordinated liabilities	–	–	0.4	–	0.4
Additional tier 1	–	–	–	–	–
Total issuance	1.4	4.3	1.8	0.5	8.0
1Includes significant risk transfer securitisations.

Page 36 of 83
LIQUIDITY RISK (continued)
Liquidity portfolio
At 30 June 2024, the banking business had £136.0 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2023: £136.0 billion). This comprises £130.4 billion LCR level 1 eligible assets (31 December 2023: £131.3 billion) and £5.6 billion LCR level 2 eligible assets (31 December 2023: £4.7 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets

	Average
	2024[1] £bn	2023[1] £bn	Change %

Cash and central bank reserves	72.2	83.9	(14)
High quality government/MDB/agency bonds[2]	55.2	44.7	23
High quality covered bonds	3.0	2.7	11
Level 1	130.4	131.3	(1)
Level 2[3]	5.6	4.7	19
Total LCR eligible assets	136.0	136.0
1Based on 12 months rolling simple average to 30 June 2024 (2023: 31 December 2023). Eligible assets are calculated as a simple average of month-end observations over the previous 12 months post any liquidity haircuts.
2Designated multilateral development bank (MDB).
3Includes Level 2A and Level 2B.

	At 30 Jun 2024%	At 31 Mar 2024%	At 31 Dec 2023%

Liquidity coverage ratio[1]	144	143	142
Net stable funding ratio[2]	130	130	130
1The liquidity coverage ratio and its components are calculated as simple averages of month-end observations over the previous
12 months.
2Net stable funding ratio is based on an average of the four previous quarters.
Encumbered assets
The Board and Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance, including via a defined risk appetite. At 30 June 2024, the Group had £32.3 billion (31 December 2023: £38.0 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered on-balance sheet assets was primarily driven by a reduction in secured funding. The Group also had
£727.5 billion (31 December 2023: £704.5 billion) of unencumbered on-balance sheet assets, and £133.2 billion
(31 December 2023: £139.0 billion) of pre-positioned and encumbered assets held with central banks. The decrease in the latter was primarily driven by monthly redemptions to the prepositioned collateral pools. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.

Page 37 of 83
INTEREST RATE SENSITIVITY
The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2024, the Group’s sterling structural hedge had a notional balance of £242 billion (a reduction from £247 billion at 31 December 2023).
Illustrative cumulative impact of parallel shifts in interest rate curve1
The table below shows the banking book net interest income sensitivity to an instantaneous parallel shift in interest rates.
Sensitivities reflect shifts in the interest rate curve. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined. The sensitivity is greater on downward parallel shifts due to pricing lags on deposit accounts.
The following assumptions have been applied:
•Instantaneous parallel shift in interest rate curve, including UK Bank Rate
•Balance sheet remains constant
•Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

	Year 1 £m	Year 2 £m	Year 3 £m

+50 basis points	c.225	c.375	c.625
+25 basis points	c.125	c.200	c.300
-25 basis points	(c.150)	(c.200)	(c.300)
-50 basis points	(c.300)	(c.375)	(c.600)
1Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities.
Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change.
Year 1 reflects the 12 months from the 30 June 2024 balance sheet position.

Page 38 of 83
STATUTORY INFORMATION
The half-year ended 31 December 2023 information disclosed throughout the report is presented as supplementary information and is not required to be disclosed in accordance with IAS 34.

Page 39 of 83
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Interest income		15,435	13,048	15,003
Interest expense		(9,389)	(6,250)	(8,503)
Net interest income		6,046	6,798	6,500
Fee and commission income		1,458	1,426	1,500
Fee and commission expense		(568)	(539)	(556)
Net fee and commission income	4	890	887	944
Net trading income		10,758	6,161	11,888
Insurance revenue		1,650	1,450	1,558
Insurance service expense		(1,339)	(1,238)	(1,176)
Net (expense) income from reinsurance contracts held		(23)	11	(9)
Insurance service result	5	288	223	373
Other operating income		907	826	805
Other income		12,843	8,097	14,010
Total income		18,889	14,895	20,510
Net finance expense from insurance, participating investment and reinsurance contracts	5	(6,477)	(3,769)	(7,915)
Movement in third party interests in consolidated funds		(802)	(332)	(777)
Change in non-participating investment contracts		(2,734)	(1,488)	(2,495)
Net finance expense in respect of insurance and investment contracts		(10,013)	(5,589)	(11,187)
Total income, after net finance expense in respect of insurance and investment contracts		8,876	9,306	9,323
Operating expenses	6	(5,452)	(4,774)	(6,049)
Impairment (charge) credit	8	(100)	(662)	359
Profit before tax		3,324	3,870	3,633
Tax expense	9	(880)	(1,006)	(979)
Profit for the period		2,444	2,864	2,654

Profit attributable to ordinary shareholders		2,145	2,572	2,361
Profit attributable to other equity holders		269	255	272
Profit attributable to equity holders		2,414	2,827	2,633
Profit attributable to non-controlling interests		30	37	21
Profit for the period		2,444	2,864	2,654

Basic earnings per share	17	3.4p	3.9p	3.7p
Diluted earnings per share	17	3.3p	3.8p	3.7p
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 40 of 83
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Profit for the period	2,444	2,864	2,654
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(351)	(119)	(1,514)
Tax	93	27	401
	(258)	(92)	(1,113)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	72	(48)	(6)
Tax	–	–	(3)
	72	(48)	(9)
Gains and losses attributable to own credit risk:
Losses before tax	(86)	(85)	(149)
Tax	24	24	42
	(62)	(61)	(107)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	105	157	(197)
Income statement transfers in respect of disposals	(4)	(107)	(15)
Income statement transfers in respect of impairment	(2)	(2)	–
Tax	(27)	(13)	60
	72	35	(152)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(1,601)	(1,644)	2,189
Net income statement transfers	1,238	756	1,082
Tax	101	244	(917)
	(262)	(644)	2,354
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	(39)	(66)	13
Transfers to income statement (tax: £nil)	–	–	–
	(39)	(66)	13
Total other comprehensive (loss) income for the period, net of tax	(477)	(876)	986
Total comprehensive income for the period	1,967	1,988	3,640

Total comprehensive income attributable to ordinary shareholders	1,668	1,696	3,347
Total comprehensive income attributable to other equity holders	269	255	272
Total comprehensive income attributable to equity holders	1,937	1,951	3,619
Total comprehensive income attributable to non-controlling interests	30	37	21
Total comprehensive income for the period	1,967	1,988	3,640
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 41 of 83
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks		66,808	78,110
Financial assets at fair value through profit or loss	10	209,139	203,318
Derivative financial instruments	11	18,983	22,356
Loans and advances to banks		8,454	10,764
Loans and advances to customers	12	452,408	449,745
Reverse repurchase agreements		49,404	38,771
Debt securities		15,432	15,355
Financial assets at amortised cost		525,698	514,635
Financial assets at fair value through other comprehensive income	10	27,847	27,592
Goodwill and other intangible assets		8,315	8,306
Current tax recoverable		1,152	1,183
Deferred tax assets		4,995	5,185
Retirement benefit assets	7	3,379	3,624
Other assets		26,611	17,144
Total assets		892,927	881,453

Liabilities
Deposits from banks		5,584	6,153
Customer deposits		474,693	471,396
Repurchase agreements at amortised cost		37,914	37,703
Financial liabilities at fair value through profit or loss	10	27,056	24,914
Derivative financial instruments	11	16,647	20,149
Notes in circulation		1,766	1,392
Debt securities in issue at amortised cost	15	74,760	75,592
Liabilities arising from insurance and participating investment contracts	5	125,007	120,123
Liabilities arising from non-participating investment contracts		48,280	44,978
Other liabilities		23,544	19,026
Retirement benefit obligations	7	130	136
Current tax liabilities		47	39
Deferred tax liabilities		146	157
Provisions	16	1,788	2,077
Subordinated liabilities		10,448	10,253
Total liabilities		847,810	834,088

Equity
Share capital		6,252	6,358
Share premium account		18,671	18,568
Other reserves		8,525	8,508
Retained profits		5,511	6,790
Ordinary shareholders’ equity		38,959	40,224
Other equity instruments		5,932	6,940
Total equity excluding non-controlling interests		44,891	47,164
Non-controlling interests		226	201
Total equity		45,117	47,365
Total equity and liabilities		892,927	881,453
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 42 of 83
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2024	24,926	8,508	6,790	40,224	6,940	201	47,365
Comprehensive income
Profit for the period	–	–	2,145	2,145	269	30	2,444
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(258)	(258)	–	–	(258)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	72	–	72	–	–	72
Equity shares	–	72	–	72	–	–	72
Gains and losses attributable to own credit risk, net of tax	–	–	(62)	(62)	–	–	(62)
Movements in cash flow hedging reserve, net of tax	–	(262)	–	(262)	–	–	(262)
Movements in foreign currency translation reserve, net of tax	–	(39)	–	(39)	–	–	(39)
Total other comprehensive loss	–	(157)	(320)	(477)	–	–	(477)
Total comprehensive (loss) income[1]	–	(157)	1,825	1,668	269	30	1,967
Transactions with owners
Dividends	–	–	(1,169)	(1,169)	–	(3)	(1,172)
Distributions on other equity instruments	–	–	–	–	(269)	–	(269)
Issue of ordinary shares	171	–	–	171	–	–	171
Share buyback[2]	(174)	174	(1,553)	(1,553)	–	–	(1,553)
Issue of other equity instruments	–	–	–	–	–	–	–
Repurchases and redemptions of other equity instruments	–	–	(316)	(316)	(1,008)	–	(1,324)
Movement in treasury shares	–	–	(136)	(136)	–	–	(136)
Value of employee services:
Share option schemes	–	–	24	24	–	–	24
Other employee award schemes	–	–	46	46	–	–	46
Changes in non-controlling interests	–	–	–	–	–	(2)	(2)
Total transactions with owners	(3)	174	(3,104)	(2,933)	(1,277)	(5)	(4,215)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 30 June 2024[3]	24,923	8,525	5,511	38,959	5,932	226	45,117
1Total comprehensive income attributable to owners of the parent was £1,937 million.
2Contains a closed period accrual of £630 million.
3Total equity attributable to owners of the parent was £44,891 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 43 of 83
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2023	25,233	6,587	6,550	38,370	5,297	244	43,911
Comprehensive income
Profit for the period	–	–	2,572	2,572	255	37	2,864
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(92)	(92)	–	–	(92)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	35	–	35	–	–	35
Equity shares	–	(48)	–	(48)	–	–	(48)
Gains and losses attributable to own credit risk, net of tax	–	–	(61)	(61)	–	–	(61)
Movements in cash flow hedging reserve, net of tax	–	(644)	–	(644)	–	–	(644)
Movements in foreign currency translation reserve, net of tax	–	(66)	–	(66)	–	–	(66)
Total other comprehensive loss	–	(723)	(153)	(876)	–	–	(876)
Total comprehensive (loss) income[1]	–	(723)	2,419	1,696	255	37	1,988
Transactions with owners
Dividends	–	–	(1,059)	(1,059)	–	(30)	(1,089)
Distributions on other equity instruments	–	–	–	–	(255)	–	(255)
Issue of ordinary shares	115	–	–	115	–	–	115
Share buyback[2]	(327)	327	(2,020)	(2,020)	–	–	(2,020)
Issue of other equity instruments	–	–	(6)	(6)	1,778	–	1,772
Repurchases and redemptions of other equity instruments	–	–	–	–	(135)	–	(135)
Movement in treasury shares	–	–	101	101	–	–	101
Value of employee services:
Share option schemes	–	–	23	23	–	–	23
Other employee award schemes	–	–	71	71	–	–	71
Changes in non-controlling interests	–	–	–	–	–	–	–
Total transactions with owners	(212)	327	(2,890)	(2,775)	1,388	(30)	(1,417)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 30 June 2023[3]	25,021	6,191	6,079	37,291	6,940	251	44,482
1Total comprehensive income attributable to owners of the parent was £1,951 million.
2Contains a closed period accrual of £419 million.
3Total equity attributable to owners of the parent was £44,231 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 44 of 83
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2023	25,021	6,191	6,079	37,291	6,940	251	44,482
Comprehensive income
Profit for the period	–	–	2,361	2,361	272	21	2,654
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,113)	(1,113)	–	–	(1,113)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(152)	–	(152)	–	–	(152)
Equity shares	–	(9)	–	(9)	–	–	(9)
Gains and losses attributable to own credit risk, net of tax	–	–	(107)	(107)	–	–	(107)
Movements in cash flow hedging reserve, net of tax	–	2,354	–	2,354	–	–	2,354
Movements in foreign currency translation reserve, net of tax	–	13	–	13	–	–	13
Total other comprehensive income (loss)	–	2,206	(1,220)	986	–	–	986
Total comprehensive income[1]	–	2,206	1,141	3,347	272	21	3,640
Transactions with owners
Dividends	–	–	(592)	(592)	–	(71)	(663)
Distributions on other equity instruments	–	–	–	–	(272)	–	(272)
Issue of ordinary shares	16	–	–	16	–	–	16
Share buyback	(111)	111	27	27	–	–	27
Issue of other equity instruments	–	–	–	–	–	–	–
Repurchases and redemptions of other equity instruments	–	–	–	–	–	–	–
Movement in treasury shares	–	–	2	2	–	–	2
Value of employee services:
Share option schemes	–	–	35	35	–	–	35
Other employee award schemes	–	–	98	98	–	–	98
Changes in non-controlling interests	–	–	–	–	–	–	–
Total transactions with owners	(95)	111	(430)	(414)	(272)	(71)	(757)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2023[2]	24,926	8,508	6,790	40,224	6,940	201	47,365
1Total comprehensive income attributable to owners of the parent was £3,619 million.
2Total equity attributable to owners of the parent was £47,164 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 45 of 83
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Cash flows from operating activities
Profit before tax	3,324	3,870	3,633
Adjustments for:
Change in operating assets	(21,509)	(589)	(8,521)
Change in operating liabilities	14,032	10,162	(5,930)
Non-cash and other items	1,671	2,222	3,400
Net tax paid	(398)	(861)	(576)
Net cash (used in) provided by operating activities	(2,880)	14,804	(7,994)
Cash flows from investing activities
Purchase of financial assets	(5,809)	(3,850)	(6,461)
Proceeds from sale and maturity of financial assets	5,269	3,657	1,641
Purchase of fixed assets	(2,884)	(3,378)	(2,077)
Proceeds from sale of fixed assets	642	534	493
Repayment of capital by joint ventures and associates	–	9	(9)
Acquisition of businesses, net of cash acquired	(63)	(28)	(352)
Net cash used in investing activities	(2,845)	(3,056)	(6,765)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,169)	(1,059)	(592)
Distributions in respect of other equity instruments	(269)	(255)	(272)
Distributions in respect of non-controlling interests	(3)	(30)	(71)
Interest paid on subordinated liabilities	(350)	(344)	(279)
Proceeds from issue of subordinated liabilities	427	746	671
Proceeds from issue of other equity instruments	–	1,772	–
Proceeds from issue of ordinary shares	170	70	16
Share buyback	(923)	(1,523)	(470)
Repayment of subordinated liabilities	–	(1,162)	(583)
Repurchases and redemptions of other equity instruments	(1,324)	(135)	–
Change in stake of non-controlling interests	(2)	–	–
Net cash used in financing activities	(3,443)	(1,920)	(1,580)
Effects of exchange rate changes on cash and cash equivalents	(17)	(493)	13
Change in cash and cash equivalents	(9,185)	9,335	(16,326)
Cash and cash equivalents at beginning of period	88,838	95,829	105,164
Cash and cash equivalents at end of period	79,653	105,164	88,838
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months. Included within cash and cash equivalents at 30 June 2024 is
£35 million (30 June 2023: £45 million; 31 December 2023: £31 million) held within the Group’s long-term insurance and investments operations, which is not immediately available for use in the business.

Page 46 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2024 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the
International Accounting Standards Board (IASB) and comprise the results of Lloyds Banking Group plc (the Company)
together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2023 which were prepared in accordance with International Financial Reporting Standards (IFRS)
as issued by the IASB. Copies of the 2023 annual report on Form 20-F are available on the Group’s website.
The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure
Code and these condensed consolidated half-year financial statements have been prepared in compliance with the
Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2023 annual report on Form 20-F.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2023 and there have been no changes in the Group’s methods of computation.
The IASB has issued a number of minor amendments to IFRSs that are relevant to the Group effective 1 January 2024, including IFRS 16 Lease Liability in a Sale and Leaseback, IAS 1 Non-current Liabilities with Covenants, and IAS 1
Classification of Liabilities as Current or Non-current. These amendments have not had a significant impact on the
Group.
Future accounting developments
The IASB has issued Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7)
which is effective 1 January 2026 and IFRS 19 Subsidiaries without Public Accountability: Disclosures which is effective
1 January 2027. Neither the amendments nor IFRS 19 are expected to have a significant impact on the Group. The IASB has also issued IFRS 18 Primary Financial Statements which is effective 1 January 2027. The standard includes no measurement changes, and the Group is currently assessing the impact of this standard on its income statement presentation.
Related party transactions
The Group has had no significant related party transactions during the half-year to 30 June 2024. Related party transactions for the half-year to 30 June 2024 are similar in nature to those for the year ended 31 December 2023. Full details of the Group’s related party transactions for the year ended 31 December 2023 can be found in the Group’s 2023 annual report on Form 20-F.

Page 47 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short-term.
The Group’s significant judgements, estimates and assumptions are unchanged compared to those disclosed in note 3 of the financial statements included in the Group’s 2023 annual report on Form 20-F. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 14.
Note 3: Segmental analysis
Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the “chief operating decision maker” (as defined by IFRS 8
Operating Segments) for the Group.
The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The underlying basis is derived from the recognition and measurement principles of IFRS with the effects of the following excluded in arriving at underlying profit before tax:
•Restructuring costs relating to merger, acquisition and integration activities
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
•Losses from insurance and participating investment contract modifications relating to the enhancement to the Group’s longstanding and workplace pension business through the addition of a drawdown feature
For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total underlying income.
There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2023.

Page 48 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Segmental analysis (continued)
The table below analyses the Group’s income and profit by segment on an underlying basis and provides a reconciliation through to certain lines in the Group’s statutory income statement. Total income, after net finance income in respect of insurance and investment contracts is also analysed between external and inter-segment income.

Half-year to 30 June 2024	Net interest income £m	Other income, after net finance expense[1] £m	Total income, after net finance expense[1,2] £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	4,430	1,148	5,578	1,875	6,566	(988)
Commercial Banking	1,696	947	2,643	1,329	2,088	555
Insurance, Pensions and Investments	(74)	649	575	119	649	(74)
Other	286	(10)	276	174	(231)	507
Group	6,338	2,734	9,072	3,497	9,072	–
Reconciling items:
Insurance grossing adjustment	8	(112)	(104)	–
Market volatility and asset sales	(273)	208	(65)	(65)
Amortisation of purchased intangibles	–	–	–	(41)
Restructuring costs[3]	–	–	–	(15)
Fair value unwind and other items	(27)	–	(27)	(52)
Group – statutory	6,046	2,830	8,876	3,324

Half-year to 30 June 2023	Net interest income £m	Other income, after net finance expense[1] £m	Total income, after net finance expense[1,2] £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	5,064	1,006	6,070	2,505	6,429	(359)
Commercial Banking	1,934	856	2,790	1,417	2,296	494
Insurance, Pensions and Investments	(70)	619	549	91	621	(72)
Other	76	57	133	28	196	(63)
Group	7,004	2,538	9,542	4,041	9,542	–
Reconciling items:
Insurance grossing adjustment	7	(139)	(132)	–
Market volatility and asset sales	(183)	117	(66)	(63)
Amortisation of purchased intangibles	–	–	–	(35)
Restructuring costs[3]	–	–	–	(25)
Fair value unwind and other items	(30)	(8)	(38)	(48)
Group – statutory	6,798	2,508	9,306	3,870
1Other income and total income, after net finance expense in respect of insurance and investment contracts.
2Total income, after net finance expense does not include operating lease depreciation which, on a statutory basis, is included within operating costs.
3Restructuring costs related to merger, acquisition and integration costs.

Page 49 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Segmental analysis (continued)

Half-year to 31 December 2023	Net interest income £m	Other income, after net finance expense[1] £m	Total income, after net finance expense[1,2] £m	Profit before tax £m	External income £m	Inter- segment income (expense) £m

Underlying basis
Retail	4,583	1,153	5,736	1,538	6,374	(638)
Commercial Banking	1,865	835	2,700	1,802	2,274	426
Insurance, Pensions and Investments	(62)	590	528	99	600	(72)
Other	375	7	382	329	98	284
Group	6,761	2,585	9,346	3,768	9,346	–
Reconciling items:
Insurance grossing adjustment	5	(100)	(95)	–
Market volatility and asset sales	(240)	334	94	98
Amortisation of purchased intangibles	–	–	–	(45)
Restructuring costs[3]	–	–	–	(129)
Fair value unwind and other items	(26)	4	(22)	(59)
Group – statutory	6,500	2,823	9,323	3,633
1Other income and total income, after net finance expense in respect of insurance and investment contracts.
2Total income, after net finance expense does not include operating lease depreciation which, on a statutory basis, is included within operating costs.
3Restructuring costs related to merger, acquisition and integration costs.

	Segment loans and advances to customers		Segment external assets
	At 30 Jun 2024 £m	At 31 Dec 2023 £m	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Retail	365,055	361,181	380,919	376,789
Commercial Banking	88,069	88,606	148,736	150,834
Insurance, Pensions and Investments	–	–	191,796	184,267
Other	(716)	(42)	171,476	169,563
Total Group	452,408	449,745	892,927	881,453

	Segment customer deposits		Segment external liabilities
	At 30 Jun 2024 £m	At 31 Dec 2023 £m	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Retail	313,339	308,441	319,066	313,244
Commercial Banking	161,159	162,752	202,358	204,815
Insurance, Pensions and Investments	–	–	187,673	179,962
Other	195	203	138,713	136,067
Total Group	474,693	471,396	847,810	834,088

Page 50 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 4: Net fee and commission income

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Fee and commission income:
Current accounts	314	310	314
Credit and debit card fees	631	617	647
Commercial banking and treasury fees	188	166	168
Unit trust and insurance broking	32	34	35
Factoring	35	39	36
Other fees and commissions	258	260	300
Total fee and commission income	1,458	1,426	1,500
Fee and commission expense	(568)	(539)	(556)
Net fee and commission income	890	887	944
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and unit trust and insurance broking fees arise in Insurance, Pensions and Investments.
Note 5: Insurance business

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Life
Amounts relating to the changes in liabilities for remaining coverage:
Contractual service margin recognised for services provided	216	160	169
Change in risk adjustments for non-financial risk for risk expired	27	30	54
Expected incurred claims and other insurance services expenses	977	955	952
Charges to funds in respect of policyholder tax and other	68	20	67
	1,288	1,165	1,242
Recovery of insurance acquisition cash flows	56	40	47
Total life	1,344	1,205	1,289

Non-life
Total non-life	306	245	269
Total insurance revenue	1,650	1,450	1,558

Life
Incurred claims and other directly attributable expenses	(961)	(966)	(931)
Changes that relate to past service: adjustment to liabilities for incurred claims	3	(1)	1
Changes that relate to future service: losses and reversal of losses on onerous contracts	(46)	(26)	84
Amortisation of insurance acquisition cash flows	(56)	(40)	(48)
Net impairment loss on insurance acquisition assets	(8)	–	(7)
Total life	(1,068)	(1,033)	(901)

Non-life
Total non-life	(271)	(205)	(275)
Total insurance service expense	(1,339)	(1,238)	(1,176)

Net (expense) income from reinsurance contracts held	(23)	11	(9)

Insurance service result	288	223	373

Page 51 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 5: Insurance business (continued)

	Half-year to 30 June 2024
	Life £m	Non-life £m	Total £m

Net investment return on assets held to back insurance and participating investment contracts (memorandum item)[1]	6,482	20	6,502

Net finance expense from insurance and participating investment contracts	(6,555)	(3)	(6,558)
Net finance income from reinsurance contracts held	81	–	81
Net finance expense from insurance, participating investment and reinsurance contracts	(6,474)	(3)	(6,477)

	Half-year to 30 June 2023
	Life £m	Non-life £m	Total £m

Net investment return on assets held to back insurance and participating investment contracts (memorandum item)[1]	3,542	28	3,570

Net finance expense from insurance and participating investment contracts	(3,732)	(39)	(3,771)
Net finance income from reinsurance contracts held	2	–	2
Net finance expense from insurance, participating investment and reinsurance contracts	(3,730)	(39)	(3,769)

	Half-year to 31 December 2023
	Life £m	Non-life £m	Total £m

Net investment return on assets held to back insurance and participating investment contracts (memorandum item)[1]	8,214	7	8,221

Net finance (expense) income from insurance and participating investment contracts	(7,997)	33	(7,964)
Net finance income from reinsurance contracts held	49	–	49
Net finance (expense) income from insurance, participating investment and reinsurance contracts	(7,948)	33	(7,915)
1Net investment return on assets held to back insurance contracts and participating investment contracts is reported within net trading income on the face of the Group’s income statement; includes income of £6,951 million (half-year to 30 June 2023: £3,781 million;
half-year to 31 December 2023: £6,419 million) in respect of unit-linked and with-profit contracts measured applying the variable fee approach. The assets generating the investment return held to back insurance contracts and participating investment contracts are carried at fair value on the Group’s balance sheet.

Page 52 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 5: Insurance business (continued)

At 30 June 2024	Present value of future cash flows £m	Risk adjustment[1] £m	Contractual service margin[2] £m	Other £m	Total £m

Insurance contract assets	2	1	(2)	–	1
Liabilities arising from insurance contracts and participating investment contracts[3,4]	(119,421)	(1,139)	(4,467)	–	(125,027)
Insurance acquisition assets	–	–	–	20	20
Net liabilities	(119,419)	(1,138)	(4,469)	20	(125,006)

At 31 December 2023
Insurance contract assets	–	1	–	–	1
Liabilities arising from insurance contracts and participating investment contracts[3,4]	(114,555)	(1,178)	(4,415)	–	(120,148)
Insurance acquisition assets	–	–	–	24	24
Net liabilities	(114,555)	(1,177)	(4,415)	24	(120,123)
1The movement in the risk adjustment during the half-year to 30 June 2024 included £34 million, net of reinsurance, arising on the initial recognition of contracts issued in the period (half-year to 30 June 2023: £42 million; half-year to 31 December 2023:
£44 million).
2The movement in the contractual service margin during the half-year to 30 June 2024 included £27 million, net of reinsurance, arising on the initial recognition of contracts issued in the period (half-year to 30 June 2023: £56 million; half-year to 31 December 2023:
£31 million).
3Liabilities arising from insurance and participating investment contracts substantially all relates to liability for remaining coverage.
4Excluding insurance acquisition assets.
On 13 March 2024, the Group entered into a business transfer agreement with Rothesay Life plc for the sale of the
Group’s bulk annuity business and to pursue the transfer of associated business assets and assumed liabilities under
Part VII of the Financial Services and Markets Act 2000. A reinsurance agreement between the Group and Rothesay Life plc was signed on 30 April 2024 to materially de-risk the Group’s bulk annuity portfolio. The Part VII process is subject to approval by the High Court, through a process in which regulators and policyholders are given the opportunity to object.
The Group currently expects the Part VII to take place in the second half of 2025.
Upon entering into the reinsurance agreement, the Group derecognised £5.3 billion of financial assets which represents the reinsurance premium paid and at 30 April 2024 recognised a reinsurance contract asset of £5.3 billion, of which
£0.3 billion contractual service margin was recognised. The reinsurance contract asset is presented on the Group’s balance sheet within other assets.

Page 53 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 6: Operating expenses

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Staff costs:
Salaries and social security costs	1,914	1,695	1,956
Pensions and other post-retirement benefit schemes (note 7)	276	153	202
Restructuring and other staff costs	214	185	302
	2,404	2,033	2,460
Premises and equipment costs[1]	196	179	270
Depreciation and amortisation	1,705	1,333	1,572
UK bank levy	–	–	150
Regulatory and legal provisions (note 16)	95	70	605
Other	1,365	1,448	1,272
Operating expenses before adjustment for:	5,765	5,063	6,329
Amounts attributable to the acquisition of insurance and participating investment contracts	(88)	(82)	(101)
Amounts reported within insurance service expenses	(225)	(207)	(179)
Total operating expenses	5,452	4,774	6,049
1Net of profits on disposal of operating lease assets of £37 million (half-year to 30 June 2023: £67 million; half-year to 31 December
2023: £26 million).

Page 54 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 7: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2024 £m	At 31 Dec 2023 £m

Defined benefit pension schemes:
Present value of funded obligations	(28,633)	(30,201)
Fair value of scheme assets	31,924	33,733
Net pension scheme asset	3,291	3,532
Other post-retirement schemes	(42)	(44)
Total amounts recognised in the balance sheet	3,249	3,488

Recognised on the balance sheet as:
Retirement benefit assets	3,379	3,624
Retirement benefit obligations	(130)	(136)
Total amounts recognised in the balance sheet	3,249	3,488
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2024	3,488
Income statement credit	21
Employer contributions	91
Remeasurement	(351)
Asset at 30 June 2024	3,249
The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Defined benefit schemes	(21)	(37)	(42)
Defined contribution schemes	297	190	244
Total charge to the income statement	276	153	202
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2024%	At 31 Dec 2023%

Discount rate	5.18	4.70
Rate of inflation:
Retail Price Index (RPI)	3.08	2.96
Consumer Price Index (CPI)	2.67	2.47
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.90	2.73

Page 55 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 8: Impairment

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Loans and advances to banks	(5)	(3)	(4)
Loans and advances to customers	161	667	(346)
Debt securities	(3)	2	(1)
Financial assets held at amortised cost	153	666	(351)
Financial assets at fair value through other comprehensive income	(2)	(3)	1
Other assets	(8)	(2)	(8)
Loan commitments and financial guarantees	(43)	1	(1)
Total impairment charge (credit)	100	662	(359)
There was a £10 million charge in respect of residual value impairment and voluntary terminations within the Group’s UK
Motor Finance business in the current period (half-year to 30 June 2023: £27 million; half-year to 31 December 2023:
£46 million).
Note 9: Tax
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2024 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Profit before tax	3,324	3,870	3,633
UK corporation tax thereon at 25.0 per cent (2023: 23.5 per cent)	(831)	(909)	(854)
Impact of surcharge on banking profits	(83)	(141)	(164)
Non-deductible costs: conduct charges	4	(2)	(27)
Non-deductible costs: bank levy	–	–	(35)
Other non-deductible costs	(39)	(80)	(26)
Non-taxable income	27	27	53
Tax relief on coupons on other equity instruments	67	60	64
Tax-exempt gains on disposals	33	27	8
Tax losses where no deferred tax recognised	(2)	–	(2)
Remeasurement of deferred tax due to rate changes	3	(8)	(6)
Differences in overseas tax rates	–	5	1
Policyholder tax	(46)	(37)	(24)
Deferred tax asset in respect of life assurance expenses	–	64	20
Adjustments in respect of prior years	(12)	(11)	11
Tax effect of share of results of joint ventures	(1)	(1)	2
Tax expense	(880)	(1,006)	(979)

Page 56 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 21 to the Group’s financial statements for the year ended
31 December 2023 details the definitions of the three levels in the fair value hierarchy.
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2024
Financial assets at fair value through profit or loss:
Loans and advances to banks	–	3,405	–	3,405
Loans and advances to customers	–	3,152	6,301	9,453
Reverse repurchase agreements	–	19,816	–	19,816
Debt securities	10,589	24,999	2,286	37,874
Treasury and other bills	12	–	–	12
Contracts held with reinsurers	–	11,838	–	11,838
Equity shares	125,181	–	1,560	126,741
Total financial assets at fair value through profit or loss[1]	135,782	63,210	10,147	209,139
Financial assets at fair value through other comprehensive income:
Debt securities	14,059	13,432	51	27,542
Equity shares	–	–	305	305
Total financial assets at fair value through other comprehensive income	14,059	13,432	356	27,847
Derivative financial instruments	28	18,603	352	18,983
Total financial assets carried at fair value	149,869	95,245	10,855	255,969
1Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £178,559 million.

Page 57 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 31 December 2023
Financial assets at fair value through profit or loss:
Loans and advances to banks	–	3,127	–	3,127
Loans and advances to customers	–	2,015	7,890	9,905
Reverse repurchase agreements	–	17,413	–	17,413
Debt securities	11,611	28,802	2,250	42,663
Treasury and other bills	51	–	–	51
Contracts held with reinsurers	–	11,424	–	11,424
Equity shares	117,194	–	1,541	118,735
Total financial assets at fair value through profit or loss[1]	128,856	62,781	11,681	203,318
Financial assets at fair value through other comprehensive income:
Debt securities	15,049	12,259	52	27,360
Equity shares	–	–	232	232
Total financial assets at fair value through other comprehensive income	15,049	12,259	284	27,592
Derivative financial instruments	77	21,857	422	22,356
Total financial assets carried at fair value	143,982	96,897	12,387	253,266
1Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £176,475 million.

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2024
Financial liabilities at fair value through profit or loss:
Debt securities in issue	–	4,897	23	4,920
Liabilities in respect of securities sold under repurchase agreements	–	20,167	–	20,167
Short positions in securities	1,920	9	–	1,929
Other	–	40	–	40
Total financial liabilities at fair value through profit or loss	1,920	25,113	23	27,056
Derivative financial instruments	28	16,246	373	16,647
Liabilities arising from non-participating investment contracts	–	48,280	–	48,280
Total financial liabilities carried at fair value	1,948	89,639	396	91,983

At 31 December 2023
Financial liabilities at fair value through profit or loss:
Debt securities in issue	–	5,223	42	5,265
Liabilities in respect of securities sold under repurchase agreements	–	18,057	–	18,057
Short positions in securities	1,569	5	–	1,574
Other	–	18	–	18
Total financial liabilities at fair value through profit or loss	1,569	23,303	42	24,914
Derivative financial instruments	116	19,589	444	20,149
Liabilities arising from non-participating investment contracts	–	44,978	–	44,978
Total financial liabilities carried at fair value	1,685	87,870	486	90,041

Page 58 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Valuation control framework
Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all
3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs)
disclosed in the Group’s financial statements for the year ended 31 December 2023 applied to these portfolios.
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2024	11,681	284	422	12,387
Exchange and other adjustments	2	(1)	–	1
Gains (losses) recognised in the income statement within other income	55	–	(54)	1
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	74	–	74
Purchases/increases to customer loans	335	–	6	341
Sales/repayments of customer loans	(1,923)	(1)	(22)	(1,946)
Transfers into the level 3 portfolio	32	–	–	32
Transfers out of the level 3 portfolio	(35)	–	–	(35)
At 30 June 2024	10,147	356	352	10,855
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2024	54	–	(41)	13

At 1 January 2023	11,304	342	553	12,199
Exchange and other adjustments	(1)	(2)	(13)	(16)
Gains (losses) recognised in the income statement within other income	104	4	(53)	55
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	(48)	–	(48)
Purchases/increases to customer loans	347	–	40	387
Sales/repayments of customer loans	(475)	(4)	(17)	(496)
Transfers into the level 3 portfolio	139	–	–	139
Transfers out of the level 3 portfolio	(4)	–	(3)	(7)
At 30 June 2023	11,414	292	507	12,213
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2023	79	2	(58)	23

Page 59 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2024	42	444	486
Exchange and other adjustments	–	–	–
Losses (gains) recognised in the income statement within other income	2	(43)	(41)
Additions	–	5	5
Redemptions	(2)	(33)	(35)
Transfers into the level 3 portfolio	–	–	–
Transfers out of the level 3 portfolio	(19)	–	(19)
At 30 June 2024	23	373	396
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2024	2	(31)	(29)

At 1 January 2023	45	608	653
Exchange and other adjustments	–	(8)	(8)
Losses (gains) recognised in the income statement within other income	1	(57)	(56)
Additions	–	31	31
Redemptions	(1)	(36)	(37)
Transfers into the level 3 portfolio	2	–	2
Transfers out of the level 3 portfolio	(1)	–	(1)
At 30 June 2023	46	538	584
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2023	1	(58)	(57)

Page 60 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

				Effect of reasonably possible alternative assumptions[1]
At 30 June 2024	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-127bps/+238bps)	6,301	277	(245)
Equity and venture capital investments	Market approach	Earnings multiple (1.6/17.8)	2,293	163	(163)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	853	80	(95)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	297	2	(9)
Other			403	33	(33)
			10,147
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/ consensus pricing	n/a	51	2	(2)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	305	29	(29)
			356
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	352	6	(3)
Level 3 financial assets carried at fair value			10,855

Financial liabilities at fair value through profit or loss			23	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	373	17	(18)
Level 3 financial liabilities carried at fair value			396
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3Underlying asset/net asset values represent fair value.

Page 61 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations (continued)

				Effect of reasonably possible alternative assumptions[1]
At 31 December 2023	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+272bps)	7,890	369	(351)
Equity and venture capital investments	Market approach	Earnings multiple (1.6/17.8)	2,228	131	(131)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	809	77	(99)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	309	7	(6)
Other			445	39	(41)
			11,681
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/ consensus pricing	n/a	52	2	(2)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	232	22	(22)
			284
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	422	6	(3)
Level 3 financial assets carried at fair value			12,387

Financial liabilities at fair value through profit or loss			42	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/200%)	444	10	(7)
Level 3 financial liabilities carried at fair value			486
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3Underlying asset/net asset values represent fair value.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s financial statements for the year ended 31 December 2023.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and is unchanged from that described in note 21 to the Group’s financial statements for the year ended 31 December 2023.

Page 62 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Fair values of financial assets and liabilities (continued)
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the
Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2024		At 31 December 2023
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	8,454	8,454	10,764	10,764
Loans and advances to customers	452,408	445,987	449,745	439,449
Reverse repurchase agreements	49,404	49,404	38,771	38,771
Debt securities	15,432	14,753	15,355	15,139
Financial assets at amortised cost	525,698	518,598	514,635	504,123

Financial liabilities
Deposits from banks	5,584	5,578	6,153	6,153
Customer deposits	474,693	475,358	471,396	471,857
Repurchase agreements at amortised cost	37,914	37,914	37,703	37,703
Debt securities in issue	74,760	75,226	75,592	75,021
Subordinated liabilities	10,448	10,988	10,253	10,345
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.
Note 11: Derivative financial instruments

	At 30 June 2024		At 31 December 2023
	Fair value of assets £m	Fair value of liabilities £m	Fair value of assets £m	Fair value of liabilities £m

Trading and other
Exchange rate contracts	5,118	4,580	6,631	6,222
Interest rate contracts	13,538	11,146	15,116	12,724
Credit derivatives	74	146	51	118
Equity and other contracts	228	334	455	580
	18,958	16,206	22,253	19,644
Hedging
Derivatives designated as fair value hedges	4	422	83	425
Derivatives designated as cash flow hedges	21	19	20	80
	25	441	103	505
Total recognised derivative assets/liabilities	18,983	16,647	22,356	20,149

Page 63 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Loans and advances to customers
Half-year to 30 June 2024

	Gross carrying amount					Allowance for expected credit losses
Stage 1 £m		Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2024	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
Exchange and other adjustments[1]	(1,219)	(12)	(17)	7	(1,241)	(6)	(6)	10	23	21
Transfers to Stage 1	16,778	(16,708)	(70)		–	276	(271)	(5)		–
Transfers to Stage 2	(11,068)	11,546	(478)		–	(56)	116	(60)		–
Transfers to Stage 3	(508)	(1,728)	2,236		–	(8)	(157)	165		–
Net change in ECL due to transfers						(185)	257	169		241
						27	(55)	269		241
Impact of transfers between stages	5,202	(6,890)	1,688		–
Other changes in credit quality[2]						(139)	(50)	331	32	174
Additions and repayments	9,424	(3,150)	(828)	(418)	5,028	(9)	(101)	(115)	(29)	(254)
Charge (credit) to the income statement						(121)	(206)	485	3	161
Disposals and derecognition[3]	(449)	(206)	(88)	(219)	(962)	(1)	(4)	(7)	(8)	(20)
Advances written off			(618)	(6)	(624)			(618)	(6)	(624)
Recoveries of advances written off in previous years			69	–	69			69	–	69
At 30 June 2024	398,252	42,909	7,353	7,218	455,732	772	1,251	1,076	225	3,324
Allowance for expected credit losses	(772)	(1,251)	(1,076)	(225)	(3,324)
Net carrying amount	397,480	41,658	6,277	6,993	452,408
Drawn ECL coverage[4]	0.2%	2.9%	14.6%	3.1%	0.7%
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2Includes a credit for methodology and model changes of £65 million, split by Stage as £26 million credit for Stage 1, £31 million credit for Stage 2, £4 million credit for Stage 3 and £4 million credit for POCI.
3Relates to the securitisation of legacy Retail mortgages.
4Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The total allowance for expected credit losses includes £185 million (31 December 2023: £187 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

Page 64 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Loans and advances to customers (continued)
Year ended 31 December 2023

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 1 January 2023	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
Exchange and other adjustments[1]	1,830	(24)	(6)	18	1,818	(7)	(1)	105	67	164
Transfers to Stage 1	18,991	(18,953)	(38)		–	401	(393)	(8)		–
Transfers to Stage 2	(18,010)	18,592	(582)		–	(53)	121	(68)		–
Transfers to Stage 3	(1,216)	(2,507)	3,723		–	(13)	(223)	236		–
Net change in ECL due to transfers						(260)	402	312		454
						75	(93)	472		454
Impact of transfers between stages	(235)	(2,868)	3,103		–
Other changes in credit quality[2]						105	(103)	804	8	814
Additions and repayments	6,393	(4,213)	(2,353)	(1,043)	(1,216)	81	(85)	(862)	(81)	(947)
Charge (credit) to the income statement						261	(281)	414	(73)	321
Disposals and derecognition[3]	(3,685)	(892)	(122)	(743)	(5,442)	(54)	(59)	(24)	(34)	(171)
Advances written off			(1,231)	–	(1,231)			(1,231)	–	(1,231)
Recoveries of advances written off in previous years			116	–	116			116	–	116
At 31 December 2023	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
Allowance for expected credit losses	(900)	(1,467)	(1,137)	(213)	(3,717)
Net carrying amount	384,394	51,700	6,010	7,641	449,745
Drawn ECL coverage[4]	0.2%	2.8%	15.9%	2.7%	0.8%
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2Includes a charge for methodology and model changes of £60 million, split by Stage as £96 million charge for Stage 1, £33 million credit for Stage 2, £1 million credit for Stage 3 and £2 million credit for POCI.
3Relates to the securitisations of legacy Retail mortgages and Retail unsecured loans.
4Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The movement tables are compiled by comparing the position at the end of the period to that at the beginning of the year.
Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the end of the period. Purchased or originated credit-impaired are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period.
The Group’s impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.
Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality. Recoveries of advances written off in previous years are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.

Page 65 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Credit quality of loans and advances to customers

	Gross drawn exposures					Allowance for expected credit losses
At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	245,910	8,272	–	–	254,182	54	51	–	–	105
RMS 4–6	20,300	15,522	–	–	35,822	26	109	–	–	135
RMS 7–9	98	2,001	–	–	2,099	1	35	–	–	36
RMS 10	–	973	–	–	973	–	23	–	–	23
RMS 11–13	–	3,074	–	–	3,074	–	108	–	–	108
RMS 14	–	–	4,542	7,218	11,760	–	–	331	225	556
	266,308	29,842	4,542	7,218	307,910	81	326	331	225	963

Retail – credit cards
RMS 1–3	4,665	3	–	–	4,668	9	–	–	–	9
RMS 4–6	7,357	1,185	–	–	8,542	85	56	–	–	141
RMS 7–9	1,303	918	–	–	2,221	52	116	–	–	168
RMS 10	4	166	–	–	170	–	35	–	–	35
RMS 11–13	–	329	–	–	329	–	117	–	–	117
RMS 14	–	–	290	–	290	–	–	133	–	133
	13,329	2,601	290	–	16,220	146	324	133	–	603

Retail – UK unsecured loans and overdrafts
RMS 1–3	855	1	–	–	856	2	–	–	–	2
RMS 4–6	6,209	437	–	–	6,646	89	27	–	–	116
RMS 7–9	1,153	347	–	–	1,500	41	40	–	–	81
RMS 10	34	118	–	–	152	3	23	–	–	26
RMS 11–13	10	310	–	–	320	1	104	–	–	105
RMS 14	–	–	186	–	186	–	–	110	–	110
	8,261	1,213	186	–	9,660	136	194	110	–	440

Retail – UK Motor Finance
RMS 1–3	9,978	646	–	–	10,624	132	14	–	–	146
RMS 4–6	3,747	1,092	–	–	4,839	46	34	–	–	80
RMS 7–9	458	272	–	–	730	4	16	–	–	20
RMS 10	–	91	–	–	91	–	11	–	–	11
RMS 11–13	2	187	–	–	189	–	37	–	–	37
RMS 14	–	–	117	–	117	–	–	67	–	67
	14,185	2,288	117	–	16,590	182	112	67	–	361

Retail – other
RMS 1–3	14,153	250	–	–	14,403	3	4	–	–	7
RMS 4–6	2,200	167	–	–	2,367	10	10	–	–	20
RMS 7–9	–	90	–	–	90	–	5	–	–	5
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	81	10	–	–	91	–	–	–	–	–
RMS 14	–	–	163	–	163	–	–	45	–	45
	16,434	522	163	–	17,119	13	19	45	–	77
Total Retail	318,517	36,466	5,298	7,218	367,499	558	975	686	225	2,444

Page 66 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Allowance for expected credit losses
At 30 June 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	23,261	6	–	–	23,267	3	–	–	–	3
CMS 6–10	20,029	63	–	–	20,092	14	–	–	–	14
CMS 11–14	32,843	2,133	–	–	34,976	127	29	–	–	156
CMS 15–18	4,286	3,610	–	–	7,896	70	190	–	–	260
CMS 19	32	631	–	–	663	–	57	–	–	57
CMS 20–23	–	–	2,055	–	2,055	–	–	390	–	390
	80,451	6,443	2,055	–	88,949	214	276	390	–	880
Other[1]	(716)	–	–	–	(716)	–	–	–	–	–
Total loans and advances to customers	398,252	42,909	7,353	7,218	455,732	772	1,251	1,076	225	3,324
1Gross drawn exposures include centralised fair value hedge accounting adjustments.

Page 67 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Allowance for expected credit losses
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail – UK mortgages
RMS 1–3	226,740	4,137	–	–	230,877	123	37	–	–	160
RMS 4–6	29,637	27,037	–	–	56,674	38	151	–	–	189
RMS 7–9	219	2,713	–	–	2,932	–	37	–	–	37
RMS 10	–	590	–	–	590	–	13	–	–	13
RMS 11–13	–	4,056	–	–	4,056	–	136	–	–	136
RMS 14	–	–	4,337	7,854	12,191	–	–	357	213	570
	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105

Retail – credit cards
RMS 1–3	3,906	5	–	–	3,911	9	–	–	–	9
RMS 4–6	7,159	1,248	–	–	8,407	91	65	–	–	156
RMS 7–9	1,548	1,069	–	–	2,617	67	145	–	–	212
RMS 10	12	220	–	–	232	1	50	–	–	51
RMS 11–13	–	366	–	–	366	–	141	–	–	141
RMS 14	–	–	284	–	284	–	–	130	–	130
	12,625	2,908	284	–	15,817	168	401	130	–	699

Retail – UK unsecured loans and overdrafts
RMS 1–3	638	1	–	–	639	1	–	–	–	1
RMS 4–6	5,152	250	–	–	5,402	83	18	–	–	101
RMS 7–9	1,256	473	–	–	1,729	44	50	–	–	94
RMS 10	43	135	–	–	178	4	27	–	–	31
RMS 11–13	14	328	–	–	342	2	113	–	–	115
RMS 14	–	–	196	–	196	–	–	118	–	118
	7,103	1,187	196	–	8,486	134	208	118	–	460

Retail – UK Motor Finance
RMS 1–3	9,979	569	–	–	10,548	142	12	–	–	154
RMS 4–6	2,791	998	–	–	3,789	41	29	–	–	70
RMS 7–9	769	228	–	–	997	3	13	–	–	16
RMS 10	–	63	–	–	63	–	7	–	–	7
RMS 11–13	2	169	–	–	171	–	30	–	–	30
RMS 14	–	–	112	–	112	–	–	63	–	63
	13,541	2,027	112	–	15,680	186	91	63	–	340

Retail – other
RMS 1–3	13,613	240	–	–	13,853	3	4	–	–	7
RMS 4–6	2,197	186	–	–	2,383	16	13	–	–	29
RMS 7–9	–	86	–	–	86	–	4	–	–	4
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	88	7	–	–	95	–	–	–	–	–
RMS 14	–	–	144	–	144	–	–	47	–	47
	15,898	525	144	–	16,567	19	21	47	–	87
Total Retail	305,763	45,180	5,073	7,854	363,870	668	1,095	715	213	2,691

Page 68 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 13: Credit quality of loans and advances to customers (continued)

	Gross drawn exposures					Allowance for expected credit losses
At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Commercial Banking
CMS 1–5	14,100	7	–	–	14,107	2	–	–	–	2
CMS 6–10	30,534	124	–	–	30,658	32	–	–	–	32
CMS 11–14	31,210	2,927	–	–	34,137	133	59	–	–	192
CMS 15–18	3,719	4,115	–	–	7,834	65	232	–	–	297
CMS 19	11	814	–	–	825	–	81	–	–	81
CMS 20–23	–	–	2,068	–	2,068	–	–	418	–	418
	79,574	7,987	2,068	–	89,629	232	372	418	–	1,022
Other[1]	(43)	–	6	–	(37)	–	–	4	–	4
Total loans and advances to customers	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
1Gross drawn exposures include centralised fair value hedge accounting adjustments.
Note 14: Allowance for expected credit losses
The calculation of the Group’s allowance for expected credit loss allowances requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 24 to the Group’s financial statements for the year ended 31 December 2023, with the most significant set out below.
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

			Judgemental adjustments due to:
At 30 June 2024	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other £m	Total ECL £m

UK mortgages	806	–	23	142	971
Credit cards	679	–	6	15	700
Other Retail	878	–	6	58	942
Commercial Banking	992	322	–	(315)	999
Other	18	–	–	–	18
Total	3,373	322	35	(100)	3,630

At 31 December 2023
UK mortgages	991	–	61	63	1,115
Credit cards	703	–	92	15	810
Other Retail	866	–	33	46	945
Commercial Banking	1,124	340	–	(282)	1,182
Other	32	–	–	–	32
Total	3,716	340	186	(158)	4,084

Page 69 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components, such as probability of default. Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management applies appropriate judgemental adjustments to the ECL to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
During 2022 and 2023 the intensifying inflationary pressures, alongside rising interest rates created further risks not deemed to be fully captured by ECL models which required judgemental adjustments to be added. Through the first half of 2024 these risks have largely subsided with inflation back at two per cent and the UK Bank rate now believed to have peaked. The portfolio has proven resilient to higher rates and inflation. As a result, the judgements held in respect of inflationary and interest rate risks are significantly reduced to £35 million (31 December 2023: £186 million). Other judgements continue to be applied for broader data and model limitations, both increasing and decreasing ECL.
Judgemental adjustments due to inflationary and interest rate risk
UK mortgages: £23 million (31 December 2023: £61 million)
The Group’s ECL models for UK mortgages use UK Bank Rate as a driver of predicted defaults and were largely believed to have captured the stretch on customers due to increased interest rates. However, the combination of inflationary pressures with sharp increases to interest rates over 2023 were believed to create further risk not potentially captured by ECL models. Modest increases in new to arrears and defaults emerged in 2023, mainly driven by variable rate customers, who experienced sudden material increases in their monthly payment. Given interest rates have stabilised, inflation has reduced and experience through the first half of 2024 has been benign, this risk has reduced. A lower judgemental uplift in ECL continues to be taken in segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not recognise UK Bank Rate as a material driver of predicted defaults.
Credit cards: £6 million (31 December 2023: £92 million) and Other Retail: £6 million (31 December 2023:
£33 million)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As elevated inflation eroded nominal wage growth, adjustments were introduced to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. This impact is heavily reduced at 30 June 2024 given the model has moved into a period of low inflation, which naturally reduces the scale of adjustments in the period. Alongside these portfolio-wide in-model adjustments management had previously made an additional uplift to ECL for customers with lower income levels and higher indebtedness. This specific post-
model adjustment has been released in the first half of 2024 given the improved environment and no evidence of greater deterioration in performance of this segment.
Other judgemental adjustments
UK mortgages: £142 million (31 December 2023: £63 million)
These adjustments principally comprise:
Increase in time to repossession: £98 million (31 December 2023: £106 million)
The UK mortgage portfolio currently contains a larger number of customers that have been in default for a longer period than would typically be expected following pauses in litigation activity both before and during COVID-19. There is a risk that the probability of possession (PPD), and therefore ECL on these accounts is understated given this component of the model may not reflect the full impact of customers remaining in default for an extended period. Adjustments for this risk have been in place for several years, although the approach has been refined in the first half of 2024. The updated approach continues to target accounts that have been in default for more than 24 months with an arrears balance increase in the last six months. These accounts now have their PPD increased to a level based on equivalent observed performance graduated by their time in default. The change in approach has resulted in a similar level of adjustment, but now provides a mechanism which will see the adjustment naturally release as this backlog reduces.

Page 70 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
Adjustment for single point of loss model limitation: £46 million (31 December 2023: £nil)
The current UK mortgages ECL model estimates customer level losses using a ‘single point of loss’ (SPOL) calculation, with predicted timings of defaults and subsequent repossession using average time periods. This simplification is continually assessed for any potential over or understatement of ECL compared to a more sophisticated ‘multiple points of loss’ (MPOL) modelling technique. To date, this has not shown any material difference for which an adjustment would be required. Management have been developing a new ECL model which will address this limitation, anticipated to be formally adopted later this year. However, the development activity is now suitably progressed to be leveraged in the ongoing assessment of the scale of the SPOL model simplification. This assessment indicated that the MES update in the second quarter of the year had increased the impact of the simplification up to a scale that required mitigation through a judgemental adjustment. This adjustment is expected to be released upon the final adoption of the new ECL model once it has completed appropriate internal model governance activities.
Credit cards: £15 million (31 December 2023: £15 million) and Other Retail: £58 million (31 December 2023:
£46 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £60 million (31 December 2023: £67 million) and Other Retail:
£10 million (31 December 2023: £10 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-
year modelled lifetime, which reflected the outcome data available when the ECL models were developed, to a more representative lifetime. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond. The judgemental adjustment has reduced slightly for credit cards in the period following refinement to the discounting methodology applied.
Adjustments to loss given defaults (LGDs): Credit cards: £(50) million (31 December 2023: £(50) million) and Other
Retail: £18 million (31 December 2023: £37 million)
A number of adjustments continue to be made to the loss given default assumptions used within unsecured and motor credit models. For unsecured portfolios, the adjustments reflect the impact of changes in collection debt sale strategy on the Group’s LGD models, incorporating up to date customer performance and forward flow debt sale pricing. For UK
Motor Finance, the adjustment captures the latest outlook on used car prices.
Commercial Banking: £(315) million (31 December 2023: £(282) million)
These adjustments principally comprise:
Commercial Real Estate (CRE) price reduction: £54 million (31 December 2023: £67 million)
The material fall in CRE prices seen in late 2022 moved out of the model assumptions used to assess ECL in 2023.
Given the model uses future changes in the metric as a driver of defaults and loss rates there is a continued risk that the model benefit that arises does not reflect the residual risk caused by the sustained low level of prices still apparent.
Management therefore considers it appropriate to judgementally reinstate the CRE price drop within the ECL model assumptions given the materially reduced level in CRE prices could still trigger additional defaults. Within this adjustment management has refined the potential impact on loss rates through capturing updated valuations as well as stressing valuations on specific sectors where evidence suggests valuations may lag achievable levels, notably in cases of stressed sale.
Corporate insolvency rates: £(304) million (31 December 2023: £(292) million)
The volume of UK corporate insolvencies has continued to remain well above December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group’s credit performance which has been better than this. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the
Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s asset quality remains strong with low new defaults, a negative adjustment is applied by using the long-term average rate. The slightly greater negative adjustment in the period reflects the widening gap between the increasing industry level and the long-term average rate used.

Page 71 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
Adjustments for loss given defaults (LGDs): £(90) million (31 December 2023: £(105) million)
Following review and monitoring on the loss given default approach for commercial exposures, ECL requires an adjustment to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-
weighted approach being adopted. These temporary adjustments will be addressed through future model development.
Base case and MES economic assumptions
The Group’s base case economic scenario as at 30 June 2024 has been updated to reflect ongoing geopolitical and economic developments, as the slow reduction of inflationary pressures brings into view a shift to less restrictive monetary policies globally. The Group’s updated base case scenario has three conditioning assumptions: first, the wars in Ukraine and the Middle East remain geographically contained; second, the UK’s post-election economic policies retain the framework of the inflation target and fiscal rules, while allowing for an increase in both current and capital public spending; and third, the outcome of the US election broadly maintains economic policy continuity, including an unchanged position for the Federal Reserve.
Based on these assumptions and incorporating the economic data published in the second quarter of 2024, the Group’s base case scenario is for a gradual expansion of economic activity and a slight rise in the unemployment rate, alongside modest changes in residential and commercial property prices. Following a gradual reduction in inflationary pressures,
UK Bank Rate is expected to be lowered twice during 2024. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2024, for which actuals may have since emerged prior to publication. The Group’s base case economic scenario predated the results of the UK General Election and, as such, information that has become available since the election has not been included.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 24 in the Group’s 2023 annual report on Form 20-F. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. A small refinement was made to the
Group’s approach during the first half of 2024, with alternative economic scenarios now dispersing from the base case after the balance sheet date. This is one quarter later than previously adopted reflecting the use of a base case that is now set closer to the reporting date than at the onset of IFRS 9. As a result, all scenarios include the same forecasted level for key variables in the second quarter of 2024, for which actuals may have since emerged prior to publication.
For June 2024, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for
Group ECL calculations. The scenario is now generated as a simple average of a fully modelled severe scenario, better representing shocks to demand, and a scenario with higher paths for UK Bank Rate and CPI inflation, as a representation of shocks to supply. The combined ‘adjusted’ scenario used in ECL modelling is considered to better reflect the risks around the Group’s base case view in an economic environment where demand and supply shocks are more balanced.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2024 covers the five years 2024 to 2028. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

Page 72 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)

At 30 June 2024	2024%	2025%	2026%	2027%	2028%	2024 to 2028 average %

Upside
Gross domestic product growth	1.1	2.3	1.7	1.5	1.4	1.6
Unemployment rate	4.1	3.2	3.0	2.9	2.9	3.2
House price growth	2.2	5.0	7.3	6.0	5.2	5.1
Commercial real estate price growth	2.2	8.7	2.4	2.8	1.2	3.4
UK Bank Rate	5.17	5.30	5.17	5.33	5.55	5.31
CPI inflation	2.5	2.5	2.4	2.7	2.9	2.6

Base case
Gross domestic product growth	0.8	1.2	1.6	1.6	1.6	1.3
Unemployment rate	4.5	4.8	4.8	4.6	4.6	4.7
House price growth	1.2	1.4	1.0	1.4	2.4	1.5
Commercial real estate price growth	(1.6)	1.2	0.0	1.9	1.0	0.5
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.5	2.5	2.1	2.1	2.2	2.3

Downside
Gross domestic product growth	0.6	(0.5)	0.8	1.5	1.6	0.8
Unemployment rate	4.9	6.9	7.5	7.4	7.2	6.7
House price growth	0.6	(1.8)	(6.5)	(5.4)	(2.3)	(3.1)
Commercial real estate price growth	(4.7)	(6.7)	(4.1)	(0.8)	(1.3)	(3.5)
UK Bank Rate	4.97	2.77	1.38	0.89	0.63	2.13
CPI inflation	2.5	2.4	1.8	1.4	1.2	1.9

Severe downside
Gross domestic product growth	0.1	(2.2)	0.4	1.2	1.5	0.2
Unemployment rate	5.5	9.4	10.2	10.1	9.8	9.0
House price growth	(0.7)	(4.8)	(13.9)	(11.8)	(7.6)	(7.9)
Commercial real estate price growth	(9.1)	(15.1)	(8.6)	(5.3)	(4.7)	(8.6)
UK Bank Rate – modelled	4.81	1.12	0.16	0.05	0.02	1.23
UK Bank Rate – adjusted[1]	5.09	3.22	2.33	2.02	1.79	2.89
CPI inflation – modelled	2.6	2.4	1.3	0.5	0.1	1.4
CPI inflation – adjusted[1]	2.9	3.2	1.6	0.9	1.0	1.9

Probability-weighted
Gross domestic product growth	0.8	0.7	1.3	1.5	1.5	1.2
Unemployment rate	4.6	5.4	5.6	5.5	5.4	5.3
House price growth	1.1	0.9	(0.9)	(0.6)	0.8	0.3
Commercial real estate price growth	(2.1)	(0.5)	(1.3)	0.6	(0.2)	(0.7)
UK Bank Rate – modelled	5.04	3.79	3.07	2.92	2.90	3.55
UK Bank Rate – adjusted[1]	5.07	4.00	3.29	3.12	3.08	3.71
CPI inflation – modelled	2.5	2.5	2.1	1.9	1.9	2.2
CPI inflation – adjusted[1]	2.6	2.6	2.1	1.9	2.0	2.2
1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

Page 73 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)

At 31 December 2023	2023%	2024%	2025%	2026%	2027%	2023 to 2027 average %

Upside
Gross domestic product growth	0.3	1.5	1.7	1.7	1.9	1.4
Unemployment rate	4.0	3.3	3.1	3.1	3.1	3.3
House price growth	1.9	0.8	6.9	7.2	6.8	4.7
Commercial real estate price growth	(3.9)	9.0	3.8	1.3	1.3	2.2
UK Bank Rate	4.94	5.72	5.61	5.38	5.18	5.37
CPI inflation	7.3	2.7	3.1	3.2	3.1	3.9

Base case
Gross domestic product growth	0.3	0.5	1.2	1.7	1.9	1.1
Unemployment rate	4.2	4.9	5.2	5.2	5.0	4.9
House price growth	1.4	(2.2)	0.5	1.6	3.5	1.0
Commercial real estate price growth	(5.1)	(0.2)	0.1	0.0	0.8	(0.9)
UK Bank Rate	4.94	4.88	4.00	3.50	3.06	4.08
CPI inflation	7.3	2.7	2.9	2.5	2.2	3.5

Downside
Gross domestic product growth	0.2	(1.0)	(0.1)	1.5	2.0	0.5
Unemployment rate	4.3	6.5	7.8	7.9	7.6	6.8
House price growth	1.3	(4.5)	(6.0)	(5.6)	(1.7)	(3.4)
Commercial real estate price growth	(6.0)	(8.7)	(4.0)	(2.1)	(1.2)	(4.4)
UK Bank Rate	4.94	3.95	1.96	1.13	0.55	2.51
CPI inflation	7.3	2.8	2.7	1.8	1.1	3.2

Severe downside
Gross domestic product growth	0.1	(2.3)	(0.5)	1.3	1.8	0.1
Unemployment rate	4.5	8.7	10.4	10.5	10.1	8.8
House price growth	0.6	(7.6)	(13.3)	(12.7)	(7.5)	(8.2)
Commercial real estate price growth	(7.7)	(19.5)	(10.6)	(7.7)	(5.2)	(10.3)
UK Bank Rate – modelled	4.94	2.75	0.49	0.13	0.03	1.67
UK Bank Rate – adjusted[1]	4.94	6.56	4.56	3.63	3.13	4.56
CPI inflation – modelled	7.3	2.7	2.2	0.9	(0.2)	2.6
CPI inflation – adjusted[1]	7.6	7.5	3.5	1.3	1.0	4.2

Probability-weighted
Gross domestic product growth	0.3	0.1	0.8	1.6	1.9	0.9
Unemployment rate	4.2	5.3	5.9	5.9	5.7	5.4
House price growth	1.4	(2.5)	(0.9)	(0.3)	1.8	(0.1)
Commercial real estate price growth	(5.3)	(1.9)	(1.1)	(1.0)	(0.2)	(1.9)
UK Bank Rate – modelled	4.94	4.64	3.52	3.02	2.64	3.75
UK Bank Rate – adjusted[1]	4.94	5.02	3.93	3.37	2.95	4.04
CPI inflation – modelled	7.3	2.7	2.8	2.3	1.9	3.4
CPI inflation – adjusted[1]	7.4	3.2	3.0	2.4	2.0	3.6
1The adjustment to UK Bank Rate and CPI inflation in the severe downside was considered to better reflect the risks to the Group’s base case view in an economic environment where supply shocks were the principal concern.

Page 74 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
Base case scenario by quarter
Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.6	0.4	0.3	0.2	0.3	0.3	0.4	0.4
Unemployment rate	4.3	4.5	4.6	4.7	4.8	4.9	4.9	4.8
House price growth	0.4	1.0	3.8	1.2	0.9	1.3	1.3	1.4
Commercial real estate price growth	(5.3)	(5.3)	(3.5)	(1.6)	(0.9)	0.2	(0.2)	1.2
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.2	2.7	2.6	2.4

At 31 December 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product growth	0.3	0.0	(0.1)	0.0	0.1	0.2	0.3	0.3
Unemployment rate	3.9	4.2	4.2	4.3	4.5	4.8	5.0	5.2
House price growth	1.6	(2.6)	(4.5)	1.4	(1.1)	(1.5)	0.5	(2.2)
Commercial real estate price growth	(18.8)	(21.2)	(18.2)	(5.1)	(4.1)	(3.8)	(2.2)	(0.2)
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.00	4.75	4.50
CPI inflation	10.2	8.4	6.7	4.0	3.8	2.1	2.3	2.8

Page 75 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths.
The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £468 million compared to £678 million at 31 December 2023.

At 30 June 2024	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	971	387	658	1,190	3,004
Credit cards	700	583	676	772	903
Other Retail	942	855	915	990	1,139
Commercial Banking	999	746	895	1,143	1,641
Other	18	16	18	19	21
ECL allowance	3,630	2,587	3,162	4,114	6,708

At 31 December 2023
UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,182	793	1,013	1,383	2,250
Other	32	32	32	32	32
ECL allowance	4,084	2,670	3,406	4,469	9,202
The sensitivity of ECL to isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with staging held flat to the reported probability-weighted view and is assessed through the direct impact on modelled ECL and therefore only includes judgemental adjustments applied within the model.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first
10 quarters of the base case scenario. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 30 June 2024		At 31 December 2023
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	22	(17)	33	(32)
Credit cards	34	(34)	38	(38)
Other Retail	16	(16)	19	(19)
Commercial Banking	73	(67)	88	(83)
ECL impact	145	(134)	178	(172)

Page 76 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Allowance for expected credit losses (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 30 June 2024		At 31 December 2023
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m

ECL impact	(164)	245	(201)	305
Note 15: Debt securities in issue

	At 30 June 2024			At 31 December 2023
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Senior unsecured notes issued	4,897	40,380	45,277	5,242	37,038	42,280
Covered bonds	–	11,804	11,804	–	14,243	14,243
Commercial paper	–	10,555	10,555	–	12,041	12,041
Certificates of deposit issued	–	7,056	7,056	–	8,059	8,059
Securitisation notes	23	4,965	4,988	23	4,211	4,234
	4,920	74,760	79,680	5,265	75,592	80,857
Covered bonds and securitisation programmes
At 30 June 2024, the bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £28,529 million (31 December 2023: £27,019 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet and the related covered bonds in issue included within debt securities in issue at amortised cost.
At 30 June 2024, the Group’s securitisation notes in issue held by external parties includes £23 million at fair value through profit or loss (31 December 2023: £23 million). Those notes held internally, are secured on loans and advances to customers amounting to £28,454 million (31 December 2023: £30,716 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue at amortised cost.
Cash deposits of £4,067 million (31 December 2023: £3,794 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group.

Page 77 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 16: Provisions

Provisions for financial commitments and guarantees £m1		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2024	322	1,105	650	2,077
Exchange and other adjustments	–	(2)	(2)	(4)
Provisions applied	–	(216)	(263)	(479)
(Credit) charge for the period	(43)	95	142	194
At 30 June 2024	279	982	527	1,788
1In respect of loans and advances to customers.
Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines.
The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group’s financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the half-year to 30 June 2024 the Group charged a further £95 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2024 was £982 million (31 December 2023:
£1,105 million). The most significant items are outlined below.
Motor commission review
The Group recognised a £450 million provision in the fourth quarter of 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024.
As disclosed in previous periods, the Group continues to receive a number of court claims and complaints in respect of motor finance commissions and is actively engaging with the FOS in its assessment of these complaints. On 10 January
2024, the FOS issued its Final Decision on a complaint relating to the Group, as well as decisions relating to other industry participants. On 11 January 2024, the FCA announced a section 166 review of historical motor finance commission arrangements and sales and plans to communicate a decision on next steps in the third quarter of 2024 on the basis of the evidence collated in the review. The FCA has indicated that such steps could include establishing an industry-wide consumer redress scheme and/or applying to the Financial Markets Test Case Scheme, to help resolve any contested legal issues of general importance.
Following the FCA Motor Market Review in March 2019, the FCA issued a policy statement in July 2020 prohibiting the use of discretionary commission models from 28 January 2021, which the Group adhered to. The Group continues to believe that its historical practices were compliant with the law and regulations in place at that time.

Page 78 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 16: Provisions (continued)
As noted above, in response to both the FOS decisions and the FCA announcement the Group recognised a charge of
£450 million in the fourth quarter of 2023. This includes estimates for operational and legal costs, including litigation costs, together with estimates for potential awards, based on various scenarios using a range of assumptions, including for example, commission models, commission rates, applicable time periods (between 2007 and 2021), response rates and uphold rates. Costs and awards could arise in the event that the FCA concludes there has been misconduct and customer loss that requires remediation, or from adverse litigation decisions. However, while the FCA review is progressing there is significant uncertainty as to the extent of misconduct and customer loss, if any, the nature and extent of any remediation action, if required, and its timing. The ultimate financial impact could therefore materially differ from the amount provided, both higher or lower. The Group welcomes the FCA intervention through an independent section
166 review and is engaging with the FCA as part of the review.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Over 95 per cent of the population have now had decisions via this new process. The provision is unchanged in the first half of 2024. Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross Cranston’s recommendations in full.
Payment protection insurance (PPI)
The Group has incurred costs for PPI over a number of years totalling £21,960 million. The Group continues to challenge
PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical
Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The total provision made to 30 June 2024, was £709 million (31 December 2023:
£709 million) with £5 million utilisation of the provision during the period, leaving an unutilised provision at 30 June 2024 of £69 million. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.
Other
The Group carries provisions of £146 million (31 December 2023: £137 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the
Group becomes committed to the expenditure; at 30 June 2024 provisions of £204 million (31 December 2023:
£245 million) were held.
The Group carries provisions of £33 million (31 December 2023: £46 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2028.

Page 79 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 17: Earnings per share

	Half-year to 30 Jun 2024 £m	Half-year to 30 Jun 2023 £m	Half-year to 31 Dec 2023 £m

Profit attributable to ordinary shareholders – basic and diluted	2,145	2,572	2,361

	Half-year to 30 Jun 2024 million	Half-year to 30 Jun 2023 million	Half-year to 31 Dec 2023 million

Weighted average number of ordinary shares in issue – basic	63,453	66,226	63,718
Adjustment for share options and awards	600	882	716
Weighted average number of ordinary shares in issue – diluted	64,053	67,108	64,434

Basic earnings per share	3.4p	3.9p	3.7p
Diluted earnings per share	3.3p	3.8p	3.7p
Note 18: Dividends on ordinary shares and share buyback
An interim dividend for 2024 of 1.06 pence per ordinary share (half-year to 30 June 2023: 0.92 pence per ordinary share)
will be paid on 10 September 2024. The total amount of this dividend is £662 million, before the impact of any further cancellations of shares purchased under the Group’s buyback programme (half-year to 30 June 2023: £592 million, following cancellations of shares under the Group’s buyback programme up to the record date, was paid to shareholders).
On 21 May 2024, a final dividend in respect of 2023 of 1.84 pence per ordinary share, totalling £1,169 million, following cancellations of shares under the Group’s buyback programme up to the record date, was paid to shareholders.
Shareholders who have joined the dividend reinvestment plan will automatically receive ordinary shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined below.

Shares quoted ex-dividend for 2024 interim dividend	1 August 2024
Record date for 2024 interim dividend	2 August 2024
Final date for joining or leaving the interim 2024 dividend reinvestment plan	19 August 2024
Interim 2024 dividend paid	10 September 2024
On 23 February 2024 the Group commenced an ordinary share buyback programme to purchase outstanding ordinary shares. As at 30 June 2024, the Group has purchased c.1.8 billion ordinary shares under the programme, for a total consideration of £918 million.
Note 19: Contingent liabilities, commitments and guarantees
Contingent liabilities, commitments and guarantees arising from the banking business
At 30 June 2024 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,696 million (31 December 2023: £2,849 million).
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £150,396 million (31 December 2023:
£143,319 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend,
£81,041 million (31 December 2023: £75,080 million) was irrevocable.

Page 80 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 19: Contingent liabilities, commitments and guarantees (continued)
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in
2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the
Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation)
and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time.
Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of
US Dollar, Japanese Yen and Sterling London Interbank Offered Rate.
Certain Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising
LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the
UK rules means that the group relief is not available. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it appealed to the First Tier Tax
Tribunal, with a hearing having taken place in May 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £950 million (including interest) and a reduction in the Group’s deferred tax asset of approximately
£275 million. The Group, following conclusion of the hearing and having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Page 81 of 83
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 19: Contingent liabilities, commitments and guarantees (continued)
FCA investigation into the Group’s anti-money laundering control framework
As previously disclosed, the FCA has opened an investigation into the Group’s compliance with domestic UK money laundering regulations and the FCA’s rules and Principles for Businesses, with a focus on aspects of its anti-money laundering control framework. The Group continues to co-operate with the investigation. It is not currently possible to estimate the potential financial impact to the Group.
Arena litigation claims
The Group is facing claims alleging breach of duty and/or mandate in the context of an underlying external fraud matter involving Arena Television. The Group intends to contest the claims. It is not possible to estimate with certainty the potential financial impact (if any) to the Group.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers
(including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, business conduct, systems and controls, environmental, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 16.

Page 82 of 83
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	25 July 2024

Page 83 of 83